                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                FORM 10-SB/12g/A
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                          e-Auction Global Trading Inc.
                          -----------------------------
                 (Name of Small Business Issuer in its Charter)

Nevada                                     Pending
------------------------                   --------------------------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

161 Bay Street, BCE Place, Suite 4700
Toronto, Ontario, Canada                   M5J 2S1
---------------------------------------    ----------------------
(Address of principal executive offices)   Postal Code

(416) 214-1587
--------------
(Issuer's telephone number)

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None.

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, par value $0.001.


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                                      -2-

TABLE OF CONTENTS


PART I

Item 1   -             Description of Business
Item 2   -             Plan of Operation
Item 3   -             Description of Property
Item 4   -             Security Ownership of Certain Beneficial Owners and Management
Item 5   -             Directors, Executive Officers, Promoters and Control Persons
Item 6   -             Executive Compensation
Item 7   -             Certain Relationships and Related Transactions
Item 8   -             Description of Securities

PART II

Item 1   -             Market Price of and Dividends on the Registrant's Common
                       Equity and Other Stockholder Matters
Item 2   -             Legal Proceedings
Item 3   -             Changes in and Disagreements with Accountants
Item 4   -             Recent Sales of Unregistered Securities
Item 5   -             Indemnification of Directors and Officers

PART F/S

Financial Information

PART III

Item 1   -             Index to Exhibits
Item 2   -             Description of Exhibits


                                     PART I

ITEM 1 - DESCRIPTION OF BUSINESS

INTRODUCTORY STATEMENT

e-Auction Global Trading Inc. ("e-Auction") has elected to file this Form 10-SB General Form for Registration of Securities of Small Business Issuers ("Registration Statement") on a voluntary basis in order to become a reporting issuer under the SECURITIES EXCHANGE ACT OF 1934 (the "Act"). Pursuant to the National Association of Securities Dealers, Inc.'s rules, in order for e-Auction to continue its listing on the OTC Bulletin Board ("OTCBB"), e-Auction must become a reporting issuer under the Act. On January 19, 2000, e-Auction's common shares were delisted from quotation on the OTCBB due to the Company's inability to become a reporting issuer prior to the deadline imposed by the National Association of Securities Dealers, Inc. Prior to January 19, 2000, e-Auction's common stock was quoted on the OTCBB under the symbol "EAUC". The Company's common shares are currently quoted on the quotation system operated by the National Quotation Bureau, LLC, known as the Pink Sheets, under the trading symbol "EAUC".

This Registration Statement, including the information incorporated herein by reference, contains forward-looking statements including statements regarding e-Auction's business, growth strategies and anticipated trends in e-Auction's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond e-Auction's control. Actual results could differ materially from the forward-looking statements included herein as a result of factors described in this section under the heading "Risk Factors".


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                                       -3-


e-Auction was originally organized by the filing of articles of incorporation (the "Articles of Incorporation") with the Secretary of State of the State of Nevada on January 8, 1998 under the name "Kazari International, Inc." ("Kazari"). The Articles of Incorporation of Kazari authorized the issuance of forty million (40,000,000) shares of common stock at a par value of $0.001 per share.

On February 26, 1999, Kazari, e-Auction Global Trading Inc. (Barbados) ("e-Auction (Barbados)") and QFG Holdings Limited ("QFG") entered into a share exchange agreement (the "Share Exchange Agreement"). At the time of the Share Exchange Agreement, QFG was the owner of thirty four million five hundred thousand (34,500,000) common shares in the capital of e-Auction (Barbados) (the "e-Auction (Barbados) Shares"), which e-Auction (Barbados) Shares represented all of the issued and outstanding common shares in the capital of e-Auction (Barbados). Pursuant to the terms of the Share Exchange Agreement, Kazari purchased the e-Auction (Barbados) Shares in exchange for thirty four million five hundred thousand (34,500,000) common shares in the capital of Kazari being issued from treasury to the shareholders of e-Auction (Barbados) on a one for one basis. Kazari had no viable business activities at the time of the Share Exchange Agreement.

On June 10, 1999, Kazari amended its articles of incorporation by filing a Certificate of Amendment of Articles of Incorporation (the "Certificate") with the Secretary of the State of Nevada, which Certificate amended Kazari's name to "e-Auction Global Trading Inc." and increased the number of authorized shares of common stock from forty million (40,000,000) shares of common stock, par value $0.001 to two hundred and fifty million (250,000,000) shares of common stock, par value $0.001.

e-Auction currently has a wholly owned subsidiary, e-Auction (Barbados), which in turn has one wholly owned subsidiary, e-Auction Global Trading Inc. (Canada). The Company has a 50.01% ownership interest in e-Auction Austrailasia Pay Limited, an Australian Company. The Company also owns e-Auction Belgium N.V., directly, which in has one wholly owned subsidiary, Schelfhout Computer Systemen N.V. ("Schelfhout"), a Belgium company. See "Business - Acquisition of Schelfhout".

BUSINESS ACTIVITIES OF E-AUCTION

e-Auction is a development stage company with the principal objective to be a provider of real time, electronic auction and related financial services to auctioneers selling commodities. e-Auction's market strategy is to become a world leader in the electronic perishable commodity auctions in the short term, and expand its world leadership into the electronic commodity auctions in the longer term. In order to better service its customers for electronic auction services, the Company has identified that it requires business relationships with a company (or companies) which have the capability to provide foreign exchange and settlement services to its customers. While no definitive company has been selected, the Company is confident that such a relationship will be established.

According to Forrester Research Inc.(1) ("Forrester"), the on-line auction market is divided into the following four categories; (i) commodity auctions;
(ii) business consignment auctions; (iii) consumer auctions; and (iv) private auctions. e-Auction will specialize in commodity auctions, which Forrester estimates to account more than 50% of the total value of business auction transactions.

--------
(1) Forrester Research Inc., Business Trade & Technology Strategies,
March 1998.

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[GRAPH]

THE EMERGING ELECTRONIC AUCTION MARKET

The on-line auction model has emerged as a significant channel and electronic commerce methodology in the business to consumer market ("B2C"), also referred to as "Independent Auctions", with such companies as eBay, Onsale, uBid and Bid.com currently providing such services.

However, according to Forrester, the real potential for electronic auctions lies in the business to business market ("B2B") also referred to as "Commodity Auctions". Forrester predicts the trade in Commodity Auctions will reach US$32.2 billion by the year 2002 versus only US$5.5 billion dollars for Independent) Auctions.

e-Auction was founded to capitalize on the market opportunity to provide B2B electronic auction services. On February 1, 1999, e-Auction (Barbados) acquired the internet auctioning software, technology and other intellectual property assets of Generated Solutions Ltd. ("GSL"). GSL's technology provides the technology platform to allow electronic auctioning to occur effectively. Previously, GSL had been providing its propriety internet auctioning technology to a number of auction houses conducting electronic auctions. On February 1, 1999, e-Auction (Barbados) acquired the licence rights previously granted by GSL to National Electronic Marketing Inc. ("NEMI"). E-Auction acquired the exclusive rights of NEMI to market GSL's internet auctioning software outside of North America and NEMI's non-exclusive North American rights. Upon the completion of the Share Exchange Agreement, e-Auction acquired the rights to market and exploit the GSL and NEMI technologies from e-Auction (Barbados).

There are a number of components to the e-Auction/GSL trading platform, as discussed below:

DYNAMIC TRADE SERVER(S)
These server applications are written in Java (and/or C++). They are the multi-threaded engines that manage all dynamic trading (auctioning). They support English and Dutch style auctioning as well as bid/offer and bid/ask trading. They also support reverse or procurement auctions.

The servers communicate to the client through sockets, RMI (Remote Method Invocation) and/or HTML pages (Java Server Pages). The C++ implementation of the trade server must be hosted on a Windows NT platform. The Java implementations of the trade servers are platform independent and may be hosted on any computer platform that provides a Java Virtual Machine version 1.1.7 or above.

DYNAMIC TRADE CLIENT(S)
There are different trade clients depending on the style of dynamic trade server used. For Dutch, English and Procurement auctions, the client is either a Java applet or application. For bid/offer auctions, the client

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                                       -5-

is provided as HTML pages hosted on a web site. The bid/ask trading server will support both a Java client and HTML page interface.

TRADE INFO CATALOGUE
The trade info catalogue is the repository that contains all lot listings for the sales that are scheduled on the platform. This data is managed by a SQL database and can be accessed through the trade info manager. The information is also accessed by the trade servers when the auctions are running.

TRADE INFO MANAGER
The trade info manager is available as a Java application or as a set of HTML pages (JSP/Servlet based). It is used to maintain the information contained in the trade info catalogue. The info manager provides a generic interface through which an auction house may enter the lot information for their sales and configure their sale parameters.

TRADE ACCOUNTING SERVER
As auction sales are completed, the data from those sales is summarized and copied to the trade accounting server. This repository and interface is used to provide billing information for customer settlement with e-Auction. This is not the settlement of the auction sale itself, but rather the transactional fees due to e-Auction for the use of the platform.

TRADE HISTORY SERVER
As auction sales are completed, the data from those sales is moved to the trade history server. This repository and interface is used to provide historical analysis of the auction results. It provides a JSP/Servlet interface to produce historical reports.

TRADE SETTLEMENT SYSTEM
The trade settlement system for any particular dynamic trader (auction house) typically includes invoice printing for buyers, cheque printing for sellers, collection or deduction of commissions, insurance fees, taxes, etc. It may also include lot delivery scheduling and lot grading or inspection processes. There is no generic system for trade settlement, but rather there is a framework that is tailored to each dynamic trader (auction house). The system can be web-based (HTML, Java Applet) or client-based (Java or other application).

FINANCIAL SERVICES INTERFACE
Integration to e-Auction's financial services back-end will be offered through an integration interface. This interface will allow a dynamic trader to host the financial services on a web-site or access them through e-Auction's web site(s).

e-Auction believes that an enormous opportunity awaits the company which can successfully integrate and efficiently deliver the various components and services of a dynamic global trading solution. e-Auction intends to deliver such a global trading system in the form of an entirely new distribution channel which will:

      (i) improve economic efficiency in the management of sales and distribution;
      (ii) improve information flow and product availability to potential purchasers; and
      (iii) lower the cost of sales by exploiting internet technologies and sharing a technology platform.

e-Auction has the potential to be successful and profitable because it is targeting low risk established high volume B2B auction and commodity exchange markets. e-Auction's high value and high margin transactional revenue model will help ensure sustainable growth for the long term.

GOVERNMENTAL APPROVAL, REGULATION AND ENVIRONMENTAL COMPLIANCE

Other than general business licensing requirements, e-Auction is unaware of any governmental approval which is necessary for e-Auction's operations in the perishable commodity trading sector. In addition, e-

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                                       -6-

Auction is unaware of any existing or probable governmental regulations on the perishable commodity trading sector.

Given the nature of e-Auction's business, e-Auction does not anticipate any material costs associated with compliance with federal, state and local environmental laws and regulations.

e-Auction is not aware of any federal, state or local laws and regulations regulating the Internet at this time which would materially affect e-Auction's business activities.

REVENUE FROM FINANCIAL SERVICE

e-Auction's intention is not to remove the traditional auction house from the electronic auction process, but rather e-Auction intends to make the process more transparent to those involved in the auction process. Currently, there are multiple steps in the auction process (from the actual auction to providing foreign exchange services, settlement services, the insurance of goods in transit and the delivery of the goods). Therefore, individual buyers and sellers have to arrange the ancillary services around the auction themselves. e-Auction proposes to provide a cradle to grave solution for the buyers and sellers. Initially, e-Auction will focus on the financial services component which includes foreign exchange services and settlement services.

With the acquisition of Schelfhout, the Schelfhout computer system will continue to provide software solutions to an existing customer base with international trade. The "new" Schelfhout system will allow individual buyers to conduct their auction purchases on the Internet in their own domestic currency. e-Auction will generate revenue from both the foreign exchange and the settlement services.

SCHELFHOUT COMPUTER SYSTEMEN N.V.

Schelfhout was acquired by the Company on January 10, 2000. See "Business - Acquisition of Schelfhout".

When it was established in 1983, Schelfhout focused on two market sectors: (i) the computerization of auctions; and (ii) automation for the preservation of perishable products. As an ancillary to the auction system, a modular graphic display panel was developed by Schelfhout in 1992 and added to the product range.

As one of the world's leading solutions provider for perishable commodity (fish, flower, fruits and vegetables) auction houses, Schelfhout has developed over 150 electronic trading systems for numerous selling organizations all over the world. Schelfhout delivers the tools to bring together supply and demand under optimum conditions and thus create a better market situation. Because of its experience in the marketing of perishable goods and the development of customized hardware and software solutions in this niche market, Schelfhout takes pride in its unsurpassed knowledge of the sector of which it has now become Europe's leading manufacturer.

Schelfhout has developed a range of controllers with microprocessors, customized for the following market segments :

-     ULO (ultra low oxygen) preservation of hard fruit,
- Short-term preservation of soft fruit, exotic fruit, vegetables, plants and flowers, and
- General temperature control for preservation of deep-frozen and cooled products.

Schelfhout's controllers are also used to control condensers, gas analysis, energy management, etc.

Schelfhout has developed a graphic modular display panel on which text, logos and drawings can be displayed. This innovative concept offers numerous advantages over standard systems:

-     unlimited dimensions,

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                                       -7-

-     storage capacity of more than 100 graphic images, and

- various special effects are included as standard: scrolling, blinking and animation via fast displays of successive images

[GRAPH]

EURONET PORTALS

Upon completion of the acquisition of Schelfhout, e-Auction and Schelfhout will jointly launch EuroNet Trading Portals which can be described as pan-European networks targeted to link Schelfhout's existing standalone European systems, which currently trade approximately US$7 billion dollars in perishable commodities per year.

The networks will be launched into the following three vertical markets:


-     38 Fish Auctions                      Approximately US $2.0 billion in
                                            trade volume annually
-     29 Fruits and Vegetables Auctions     Approximately US $2.4 billion in
                                            trade volume annually
-     11 Flower Auctions                    Approximately US $2.4 billion in
                                            trade volume annually

The EuroNet Trading Portals will link existing Schelfhout clients using the Internet, extranet and X.25 networks, as well as clients interested in migrating to Internet Protocol ("IP") based networks.

The EuroNet Trading Portals for fish, fruit, vegetables and flower will consist of the development of European auction networks which will offer financial settlement services and foreign exchange services as their main services. The Internet will enable individual buyers to participate in the auction process remotely.

The current European landscape of auctions is highly fragmented. This fragmentation has not allowed for economies of scale to occur as each auction house has been saddled with expenses. These expenses will be reduced significantly with the implementation of e-Auction's business proposition. e-Auction will link existing stand-alone auction houses in each perishable commodity vertical, which in turn will benefit from the centralization of ancillary services around the auction process, such as foreign exchange services and financial settlement services. Stand-alone auction houses currently do credit checks and receive letters of credit for each buyer. The buyers, in turn, must repeat the process with each auction house they deal with. e-Auction will eliminate these redundancies by implementing a centralized financial settlement solution which will benefit all the parties involved.


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                                       -8-

[GRAPH]

The solution will make it possible for a remote buyers to participate in auctions using their own currency while the auction houses and producers will also be paid in their own local currencies. Hence, a foreign currency service is an integral part of the bundled financial services offered by e-Auction.

The whole financial settlement for both buyer and seller (auction house and producer) should be as understandable and as customer-friendly as possible. All of these services will be offered on the basis of a transaction fee. The advantage with this cost structure is that auctions will not need to make substantial investments in Information Technology ("IT") and infrastructure. The use of these services is therefore a variable cost.

When a network has been established with the Schelfhout customers, it is the objective of e-Auction to extend that network to include the remaining European auctions which are not currently Schelfhout's clients, as well as adding additional international demand.


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                       BENEFITS OF EURONET TRADING PORTALS

[GRAPH]

BENEFITS OF EURONET TRADING PORTALS:

BENEFITS TO AUCTION HOUSES ON NETWORK
-     Increased numbers of buyers and sellers;
- Focuses on core competency rather than issues such as credit checks and limits;
-     Offers value added service;
-     Offers competitive advantage over other European auction houses; and,
- Serves as a deterrent for non-payment, since only buyers with credit approval may participate in the auctions.

BENEFITS TO BUYERS ON NETWORK
-     Need only one letter of credit or a single escrow account;
-     Can purchase from all the auction houses on the network;
-     Receive better quality product; and,
-     Better selection available.

BENEFITS TO SELLER ON NETWORK

         (i)      Better prices through transparency;
         (ii)     Increased number of purchasers; and
         (iii)    Guaranteed payment.

ACQUISITION OF SCHELFHOUT COMPUTER SYSTEMEN N.V.

By a share purchase agreement dated as of January 10, 2000 between the Company, Luc Schelfhout, Hilde De Laet ("SCS Agreement"), the Company, through its subsidiary, e-Auction Belgium N.V., acquired all of the shares of Schelfhout, a Belgium company, from Luc Schelfhout and Hilde De Laet. The purchase price for the shares of Schelfhout was $10 million, paid by the Company by $4 million cash and by the issuance

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                                    -10-


of 3,636,364 common shares to Luc Schelfhout and Hilde De Laet. The Company in the SCS Agreement agreed to not sell or otherwise transfer the shares of Schelfhout during the 12 month period ending on January 10, 2001. As security for the covenant not to sell the shares and for other matters, the Company has pledged the shares of Schelfhout in favour of Luc Schelfhout and Hilde De Laet.

RISK FACTORS

e-Auction should be considered speculative due to the nature of the business in which e-Auction will be engaged, its early state of development and the degree of reliance e-Auction places on the expertise of management. Specifically, assuming completion of the Schelfhout acquisition, e-Auction's business is subject to numerous risk factors, including but not limited to the following:

E-AUCTION'S LIMITED OPERATING HISTORY AND EVOLVING BUSINESS MODEL - Although the acquisition of Schelfhout will provide extensive operating knowledge, e-Auction has a limited operating history under its current business model upon which it can be evaluated.

SYSTEM DEVELOPMENT AND OPERATION RISKS - USE OF INTERNET - e-Auction's software products are based on programming languages, which to date have been used primarily for specialized applications on the desktop. The future success of e-Auction will depend, in large part, on the development of specialized programming languages geared to facilitate Internet based applications with a particular emphasis on wide spread commercial use in a server based environment. The Company will be required to add additional software and hardware and further develop and upgrade its existing technology, transaction-processing capability and network infrastructure to accommodate increased traffic over its supported networks due to increased auction volumes as its business expands. Any inability to do so may cause system disruptions, slower response times and degradation in auction service levels. There can be no assurance that the Company will be able to upgrade its systems as necessary in a timely manner or to integrate smoothly any newly developed or purchased upgrades or enhancements to its current systems. Any inability to do so could have a material adverse effect on the Company's business, prospects, financial condition, and results of operation.

DEPENDENCE ON MARKET ACCEPTANCE OF E-AUCTION PACKAGED APPLICATIONS - The vast majority of e-Auction's revenues will be derived from the implementation of packaged applications around the perishable commodity auction process. e-Auction's success will depend on the acceptance of financial services and settlement services application software by the market, as well as e-Auction's ability to enhance its products to meet the evolving needs of customers on a timely basis. There can be no assurance of the market's acceptance of e-Auction's solutions or e-Auction's ability to meet customers' needs.

INTENSE COMPETITION - The e-commerce business to business market is highly competitive, is rapidly changing, and is significantly affected by new product introductions and geographical regional market growth. Barriers to entry into this market are relatively low and e-Auction expects that competition will intensify in the future. Specific factors upon which e-Auction competes include, but are not limited to, functionality of its applications, technological sophistication, ease of use, timing for implementation, quality of support and services, price and breadth of experience. e-Auction believes that it will compete favorably on all of these competitive factors. However, there remains significant risk that competitive forces may effect e-Auction's ability to compete and generate revenue. Some of the potential competitors to e-Auction in the fish commodity space are: Fishmonger, Gofish, French Fish, Nieaff-Smidt and OES. In the flower commodities space: WCOL, American Clock, Nieaff-Smidt and OES. In the fruits and vegetables commodities space: WCOL, Nieaff-Smidt and OES.

RISKS ASSOCIATED WITH PAST AND FUTURE ACQUISITIONS - e-Auction intends to engage in selective acquisitions of perishable commodity businesses in the future, which may include software vendors, auction houses and information technology service companies. There are no assurances that e-Auction will be able to identify suitable acquisition candidates available for sale at reasonable prices, complete any acquisitions or successfully integrate any acquired business, including Schelfhout when completed, into e-Auction's operations.
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RISKS ASSOCIATED WITH ADDITIONAL FINANCING - e-Auction intends to raise additional financing, which financing is critical in furthering its business plan. There are no assurances that e-Auction will be successful in capitalizing the company and therefore the business plan may not be able to be executed as stated herein.

THE PROPOSED OPERATIONS OF E-AUCTION ARE SPECULATIVE - The success of e-Auction's proposed plan of operation depends to a great extent on the operations, financial condition and management of Schelfhout and other target companies. While business combinations with entities having established operation histories are preferred, there are no assurances that e-Auction will be successful in locating candidates meeting such criteria. In the event that e-Auction completes business combinations, the success of the e-Auction's operations will depend on the management of the target companies and numerous other factors.

UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY RIGHTS

The Company's success depends, in part, upon the protection of its proprietary rights in its products, technology and trade secrets. The Company relies on a combination of patent, copyright, and trademark laws, confidentiality procedures and licensing arrangements to protect its proprietary rights. There can be no assurance, however, that the confidentiality and license agreements on which the Company relies to protect its trade secrets and proprietary technology will be adequate. Further, the laws of certain countries in which the Company does business, do not protect the Company's proprietary rights to the same extent as the laws of the United States. Legal protections of the Company's proprietary rights may be ineffective in such countries. Policing unauthorized use of the Company's products is difficult, and litigation to defend and enforce the Company's intellectual property rights could result in substantial costs and diversion of resources. Despite the Company's efforts to safeguard and maintain its proprietary rights both in the United States and abroad, there can be no assurance that the Company will be successful in doing so, or that the steps taken by the Company in this regard will be adequate to deter misappropriation or independent third party development of the Company's technology or to prevent an unauthorized third party from copying or otherwise obtaining and using the Company's products or technology. Any failure in the protection of the Company's proprietary rights could have a material adverse effect on the Company's business, financial condition and results of operations.

As the number of industry-specific packaged application and service vendors in the industry increases and the functionality of these products further overlaps, software development and services companies like the Company may increasingly become subject to claims of infringement or misappropriation of the intellectual property rights of others. There can be no assurance that third parties will not assert infringement or misappropriation claims against the Company in the future with respect to current or future products. Any claims or litigation, with or without merit, could be time-consuming, result in costly litigation, diversion of management's attention and cause product shipment delays or require the Company to enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to the Company, if at all, which could have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in such claims or litigation could also have a material adverse effect on the Company's business, financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGE; RISKS OF DEVELOPMENT; DEPENDENCE ON NEW PRODUCTS AND SERVICES

The Company currently has a substantial number of products and services under development. There can be no assurance that the Company will not experience difficulties that delay or prevent the successful development of these new services. In most cases, substantial expenses will be incurred prior to any payment by customers.

Rapid technological change, dynamic demands and frequent introductions of new products and product enhancements characterize the market for the Company's services. Customer requirements for services can change rapidly as a result of innovations and changes within the computer hardware and software industries and the customers' vertical markets, the introductions of new products and technologies and the emergence, evolution or widespread adoption of industry standards. The actual or anticipated introduction of new services can render existing services obsolete or unmarketable or result in delays in the purchase of such services.

The Company's future success will depend in large part on its ability to improve its current services and to develop and market new services that address these changing markets and market requirements on a timely basis. There can be no assurance that the Company will be successful in developing and marketing any new services, that the Company will not experience difficulties that delay or prevent the successful development, introduction or marketing of such services or that any new services will adequately address market requirements and achieve market acceptance. If the Company is unable, for technological or other reasons, to develop new services in a timely manner in response to, among other things, changing market conditions or customer requirements, the Company's business, operation results and financial condition will be materially adversely affected. Although the Company has no current plans to the contrary, there can be no assurance that the Company's future services will be similar to, or bear any resemblance to, its current services.

COMPETITION

The electronic auction market is highly competitive, is changing rapidly, and is significantly affected by new product and service introductions. Companies are increasing the demand for industry-specific solutions to meet their needs in providing products and services to customers and trading partners. Barriers to entry into this market are relatively low, and the Company expects that competition will intensify in the future. The market environment in which the Company operates is extremely dynamic and is characterized by constantly evolving standards and new market entrants.

The Company's primary competition currently comes from traditional auction suppliers of hardware and software services such as OES and Palm-Nieaf. OES is North Americas Largest traditional auction builder specialising on flowers and tobacco. Palm-Nieaf is Europe oldest auction builder. The company once dominated the space, now it has 30 installations left predominantly in flowers and fish.

The Company's secondary competition comes from new internet companies such as World Commerce On-line (WCOL), Decofrut, Farms.com, Pan European Fish Auction
(PEFA), Vertical Net, Moai, OpenSite Technologies, FairMarketSM, Inc, Ariba and Trade'ex, Gofish, Fishmonger, FreeMarkets and many other. A brief description is included below:

WCOL delivers Internet-based, global e-commerce solutions to large international organisations and worldwide vertical industries. Decofrut: provides the verification of the quality of fruits shipped into the world's largest port, Rotterdam, and Philadelphia. Farms.com will shortly be offering a Bid-Ask marketplace. Commodity traders will be able to participate in Real Time Bid-Ask trading with bids exchanged instantaneously. Pan European Fish Auction (PEFA): operates a network of electronic Fish Auctions spread over Europe. These auctions are linked together and accessible to the buyers via the internet, thus creating a virtual marketplace on a " business-to-business" level. VerticalNet, Inc. is a creator and operator of vertical trade communities. VerticalNet leverages the interactive features and global reach of the Internet to create multi-national, targeted business-to-business communities. Moai provides commerce solutions for the Internet. Moai provides companies with the technology and services for customized online auctions and trading exchanges. OpenSite
Technologies: provides online auction solutions. Since 1996, OpenSite has offered online auction software with quick implementation and ease of management.

FairMarketSM, Inc. is a provider of networked, online dynamic pricing solutions that are designed to allow customers to expand their distribution channels and create new online revenue opportunities. Their primary service offering is an outsourced, private-label auction solution that is used by some of merchants and portals on the Web. Ariba and Trade'ex: the evolution of the Internet economy and the creation of new Digital Marketplaces will streamline the commerce process and totally transform the way businesses exchange goods, services, and information. Sorcity is an Internet hosted, business-to-business reverse-auction service for buyers and sellers of both direct and indirect items. Respond.co is a online shopping service, a way of matching buyers and sellers of a wide range of products and services. Gofish: creates a single resource for everyone connected with the seafood industry. Where buyers and sellers can do business faster and easier than ever before--with features like real-time pricing and up-to-date credit reporting.

FishMonger is based adjacent to the bustling seafood industry of Seattle, the Puget Sound, and the North Pacific. It has been developed by combining the talent from the seafood industry with exceptional expertise from the world of e-commerce. FreeMarkets creates business-to-business online auctions for buyers of industrial parts, raw materials, commodities and services. Since 1995, it has created auctions for goods and services in more than 50 product categories, including injection molded plastic parts, commercial machining, metal fabrications, chemicals, printed circuit boards, corrugated packaging and coal.

Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than the Company, greater name recognition, more strategic relationships and a larger installed base of customers. In addition, certain competitors have well-established relationships with current or potential customers of the Company. As a result, the Company's competitors may be able to devote greater resources to the development, promotion and sale of their services, may have more direct access to corporate decision-makers based on previous relationships and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressure will not have a material adverse effect on its business, operating results and financial condition.

EMPLOYEES

The Company considers its labour relations to be good and, none of its employees is covered by a collective bargaining agreement. As of February 1, 2000 e-Auction has thirty five full time employees and five part time employees and independent contractors. e-Auction is currently dependent upon Daniel McKenzie, President, C.E.O. and Chairman of e-Auction, Luc Schelfhout, President of Schelfhout Computer System N.V. and David Hackett, the Chief Financial Officer of e-Auction and Shane Maine for its success. Mr. Maine has agreed to allocate a portion of his time to the activities of e-Auction without cash compensation but has agreed to accept stock options granted as discussed below. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good. Competition for qualified personnel in the Company's industry is intense, particularly among software development and other technical staff. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

MISCELLANEOUS

Currently, e-Auction does not have any registered patents, trademarks, licenses, franchises, concessions or royalty agreements. There has been small amounts (approximately Cdn$185,000) spent since inception on research and development. From February 1999 to present, the Company has had a development team working on the auction platform.

There are currently no publicly announced new product or services. Currently, the Company is not dependent on one or a few major customers as the Company is in development mode. Upon the completion of the acquisition of Schelfhout, the combined company will have a more diverse customer base, which will not be dependent on one or a few major customers.

ITEM 2 - PLAN OF OPERATION

The following description of e-Auction's plan of operation should be read in conjunction with, and qualified in its entirety by, the financial statements and the notes to the financial statements contained in the Exhibits to this Registration Statement.

CASH REQUIREMENTS

Over the next twelve months, the Company intends to grow rapidly. With this expansion will come the need for additional cash requirements to fund operating capital needs. As its business grows, the Company fully intends to significantly employ its personnel. The acquisition of Schelfhout, has added approximately 30 employees (of which approximately 26 are full time). Such additional personnel will be required to expand the Company's service offering to its customer base and to develop additional services for the EuroNet portal strategy.

e-Auction intends to raise additional financing, which financing is critical in furthering its business plan. The Company just recently completed a private offering of its common shares raising approximately $8.2 million of new capital. The Company used a portion of these funds to close the Schelfhout acquisition. As of the date of this registration statement the Company has $2.8 million in cash. The Company believes that it has sufficient cash to meet its expected needs until the end of its current fiscal year (December 31, 2000). The Company's Schelfhout operation is generating a modest amount of positive cash flow and any deficiency experienced will be satisfied by a further private offering of its shares if necessary.

The Company does not foresee any major capital expenditures in its current fiscal year. The Company intends to grow its staff, both in research and development personnel as well as increase its sales and marketing staff. The Company anticipates spending approximately $500,000 out of current working capital to purchase new computer equipment for the increased staff.

ITEM 3 - DESCRIPTION OF PROPERTY

e-Auction currently has no properties and has not entered into any agreements to acquire any properties. e-Auction has offices located at 161 Bay Street, Suite 47000, BCE Place, Toronto, Ontario, Canada, M5J 2S1 and at Bormte 204/A, Stekene, Belgium 9190. The offices at 161 Bay Street are leased by Venture North Investment Partners Inc. ("Ventures North") from which e-Auction sublets office space. e-Auction has not entered into a lease agreement and pays all rental charges on a month to month basis. As part of the Schelfhout acquisition, the land and building were removed from the company prior to the acquisition. As part of the acquisition, Schelfhout shall be entitled to remain on the premises where Schelfhout currently operates and carries on business for a period of twelve (12) months from January 7, 2000 on a rent free basis and that following such twelve (12) month period, Schelfhout shall lease the building at a rate of 2,400 BEF per square metre for office space, 1,800 BEF per square meter for the work room and 1,200 per square metre for the warehouse, for a term of 10 years, which terms of the lease can be considered as normal at January 7, 2000.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of filing this Registration Statement, each person known to e-Auction to be the beneficial owner of five percent or more of e-Auction's common stock:


------------------------------------------------------------------------ ------------------ ----------------------

NAME AND ADDRESS OF BENEFICIAL OWNER                                     NUMBER OF SHARES    PERCENTAGE OF CLASS

------------------------------------------------------------------------ ------------------ ----------------------
J. Andrews in Trust for the Shareholders of Sanga International Inc.(A)         16,500,000          27.2%
C/O Blake, Cassels & Graydon
45 O'Connor Street, Ottawa, Ontario K1P 1A4
------------------------------------------------------------------------ ------------------ ----------------------
Luc Schelfhout(B)                                                                3,636,364          6.0%
Bornte 204/A, Stekene, Belgium 9190
------------------------------------------------------------------------ ------------------ ----------------------
QFG Holding Limited (C)                                                          8,474,193           14%
P.O. Box 659, Roadtown, Tortola, BVI
------------------------------------------------------------------------ ------------------ ----------------------

Notes:

(A) The shares are beneficially owned by Sanga International Inc. which is currently undergoing a restructuring pursuant to Chapter 11 of United States Bankruptcy laws. Sanga does not have any controlling shareholder.

(B) Includes 1,818,182 common shares held by Mr. Schelfhout's spouse, Hilde de Laet. Mr. Schelfhout is an officer and director of the Company.

(C) QFG is controlled by the Ballantine Family Trust, and David Ballantine is the sole director of QFG.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names, positions and ages of the executive officers and directors of e-Auction as at March 1, 2000. Directors are elected at e-Auction's annual meeting of shareholders and serve for one year or until their successors are elected. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contracts, at the discretion of the board of directors.


------------------------------------- ----------------------------------- -----------------------------------
NAME                                                 AGE                  TITLE
------------------------------------- ----------------------------------- -----------------------------------
Daniel McKenzie                                       45                  President, C.E.O. and Chairman
------------------------------------- ----------------------------------- -----------------------------------
Luc Schelfhout                                        38                  President, Schelfhout Computer
                                                                          System N.V.
------------------------------------- ----------------------------------- -----------------------------------
David Hackett                                         34                  Chief Financial Officer
------------------------------------- ----------------------------------- -----------------------------------
Philip Lapp                                           71                  Director
------------------------------------- ----------------------------------- -----------------------------------
Phillip MacDonnell                                    58                  Director
------------------------------------- ----------------------------------- -----------------------------------
Eric White                                            46                  Director
------------------------------------- ----------------------------------- -----------------------------------

BIOGRAPHIES

Dan A. McKenzie, President, C.E.O. and Chairman.

Mr. McKenzie brings a strong and diversified background in corporate management and technology development. Mr. McKenzie has 19 years of high tech management experience, with 15 as an owner/manager. He is the principal founder of two successful businesses, McKenzie Brown Canada and EveryWare Development Inc. His experience in mapping out strategic directions, operational skills, and turnaround techniques have, in each case, maximized shareholder returns. McKenzie Brown, a national computer peripheral distribution company, was founded in 1983 and reached sales in excessive of $30 million per year. Mr. McKenzie was the initial investor and founding partner of EveryWare Development Inc. in 1990 and built the business through sales and software development with a record of profit for 5 consecutive years as President and CEO. EveryWare is a market leader in providing innovative cross-platform development tools for creating dynamic Web-based applications. Dan took the company public in 1995 as CEO and Chairman of the Board. Dan led the company through numerous financings and acquisitions, including InContext Systems Inc. (TSE:INI) and in November 1998 EveryWare was purchased by Pervasive Software Inc. Mr. McKenzie's experience in growing and merging early stage technology companies enables him to identify the needs of the marketplace to bring new products and services quickly and profitably to market. Mr. McKenzie's entrepreneurial spirit developed after working his way up through management at Corvus Computer Corporation and Maclean Hunter Limited. Mr. McKenzie was National Sales Manager for Corvus, responsible for developing revenues and reseller relationships across Canada, and at Maclean Hunter he served in their Business Press Division.

Luc Schelfhout, President, Schelfhout Computer Systemen N.V.

Mr. Schelfhout created the company in 1983 which has grown under his management into the market leader in the development and implementation of electronic trading systems. Prior to starting Schelfhout, Mr. Schelfhout worked for Stafa Control Systems, a company specialising in control and measurement systems. Mr. Schelfhout also has a degree in Electronics (A1-B1) and is a licensed pilot. Through Mr. Schelfhout's leadership, Schelfhout has lead in the development of more than 100 electronic trading systems world-wide. In addition, numerous feasibility studies have been prepared the highlights are as follows:

- Apeda, New Delhi, India: establishment of 4 flower markets in Pune, Bombay, Bangalore & Madras.
- European Commission: Information and trading network for the marketing of fresh fish in Europe (INFOMAR).
-     Irish Fish Producers' Organisation Dublin, Ireland : fish auction network.
- Meat & Livestock Commission, Milton Keynes : Improvement of IT in UK cattle markets.
-     F.A.O. of the UNITED NATIONS : establishment of fish markets in Morocco.

David Hackett, Chief Financial Officer

David Hackett attained his Chartered Accountant designation in 1989 while at Ernst & Young. Mr. Hackett also holds a Master of Business Administration from the University of Western in Ontario, Canada. In 1992, Mr. Hackett co-founded 323-2323- The Infotainment Line, a movie, restaurant, kids and special events information telephone service. From 1994 to 1996, Mr. Hackett was a consultant for the television production industry with Alliance Atlantis Communications Inc. (formerly "Atlantis Communications Inc.") and CanWest Global Communications Corp. In 1996, Mr. Hackett joined EveryWare Development Inc. ("EveryWare"), a provider of middleware database conductivity tools. As Chief Financial Officer of EveryWare, Mr. Hackett was responsible for the finance and administration department as well as the day to day operations of EveryWare and its subsidiaries. While at EveryWare, Mr. Hackett completed numerous financings, acquisitions and divestitures including the sale of EveryWare to Pervasive Software Inc. in November 1998. Mr. Hackett is not a director of any other reporting company.

Philip A. Lapp, Director

Dr. Lapp has been Senior Vice President and Director of SPAR Aerospace Limited, responsible for all engineering and technical programs. While there, Mr. Lapp established and developed entry into the medical and technological markets. Dr. Lapp served as both Director of Technical Operations and Chief Engineer at de Havilland Aircraft of Canada. At the Massachusetts Institute of Technology Dr. Lapp was a research Associate and Instructor in Aeronautical Engineering. Dr. Lapp has received a Centennial Medal 1967, Honorary Member, Engineering Institute of Canada 1973, Fellow of Ryerson Polytechnical Institute 1987, Gold Medal from the Association of Professional Engineers of Ontario in1992, Officer of the Order of Canada in 1995. Dr. Lapp still holds many present Directorships including CDM Information Inc., InfoWest Services Inc., Kenneth Molson Foundation (Chairman), EMR Microwave Technology Corporation, PCI Enterprises Inc. Mind The Store Inc. (Chairman), VisuaLabs Inc., and Honorary Governor, York University. Dr. Lapp also holds professional affiliations with; Canadian Council of Professional Engineers, (President 1987-1988), Fellow of the Royal Society of Canada, Fellow of the Canadian Academy of Engineering, (President 1988), Member of the Association of Professional Engineers of Ontario (President 1982-1983), Senior Member of the Institute of Electrical and Electronics Engineers, Fellow of Canadian Aeronautics and Space Institute (President 1967-1968), Member of Canadian Remote Sensing Society and Senior Member of American Aeronautics and Astronautics.

Phil MacDonnell, Director

Mr. MacDonnell is presently Vice President and a Director of Hawk Capital Corporation and Hawk Partners Ltd., which provides financial services to Canadian companies, he has held these positions since 1998 and 1997 respectively. Mr. MacDonnell is also currently President and Director of P.G. MacDonnell Services Ltd., a Director of Constitution Insurance Company since 1987, Director of Syntex Systems Ltd.

(a publicly traded company on the ASE, since 1997), Director of World Wide Warranty (CDNX) and a Director of Palco Communications, apriate Alabama company since 1999. Mr. MacDonnell obtained an Honors Business Administration Degree at the University of Western Ontario in 1960, later in 1964 he obtained a Chartered Accountants Degree from the Institute of Chartered Accountants. Mr. MacDonnell became a founding partner in Loewen Ondaattje McCutheon & Co. Ltd. (an international institutional stock Brokerage Company and publicly traded on the TSE). From 1989-1991 Mr. MacDonnell was the President of Family Trust Corporation before it was sold to Manulife Insurance. Mr. MacDonnell has sat on the Board of the Vancouver Stock Exchange and was a Director of Grand Field Pacific Ltd., (a publicly traded hotel company on the TSE 1996-1998) and EveryWare Development Inc., (a publicly traded software company on the ASE 1997-1998)

Eric White, Director

Mr. White is currently a Partner with The Chancellor Partners, a executive recruiting firm, and has held that position since 1993. From 1989-1993 Mr. White was a Partner with Chowne Beaston White & Hoogstra. In 1986-1989 Mr. White was a Partner with Corporate Recruiters Ltd. Mr. White served as Director, Personnel for Expo 86 with the Expo 86 Corporation from 1983-1986. Mr. White was a management consultant with Touche Ross & Partners from 1981-1983. In 1980-1981 Mr. White was a self-employed search consultant. Mr. White was also the Principal for Real Estate Development and Retail Building Supplies for two locations with the Scotia Development Corporation from 1975-1980. Mr. White graduated from the St. Thomas University in New Brunswick with a B.A. (Honors). The experience that Mr. White brings is in, assisting management in solving organizational challenges, managing organizational change, merging/rationalizing staffing & designing/implementation of strategic plans. His experience also includes large national consulting firms and local consulting firms.

ITEM 6 - EXECUTIVE COMPENSATION

The following table sets forth certain information for the years ended December 31, 1999 and 1998 regarding the compensation of the Company's Chief Executive Officer and each of the other most highly compensated executive officers whose compensation on an annualized basis (salary and bonus) for services rendered in all capacities to the Company during the year ended December 31, 1999 or 1998 exceeded $100,000 (collectively, the "Named Executive Officers").


-------------------------------------------------------------------------------------------------------------------------
                                               SUMMARY COMPENSATION TABLE
------------------------------------------------------------------ -------------------------------------- ---------------
                                                                          Long-term compensation
--------------------------- -------------------------------------- --------------------------- ---------- ---------------
                                     Annual compensation                     Awards             Payouts
------------------- ------- ------------ --------- --------------- ------------ -------------- ---------- ---------------
       (a)           (b)        (c)        (d)          (e)            (f)           (g)          (h)          (i)
------------------- ------- ------------ --------- --------------- ------------ -------------- ---------- ---------------
                                                                   Restricted    Securities
                                                    Other annual      stock      underlying    LTIP         All other
Name and                      Salary     Bonus      compensation     awards     options/ SARs   payouts    compensation
Principal Position  Year        ($)        ($)          ($)            ($)           (#)          ($)          ($)
------------------- ------- ------------ --------- --------------- ------------ -------------- ---------- ---------------
Fred Tham,          1999              -         -               -            -              -          -               -
CEO & President(1)  1998                                  $39,500
------------------- ------- ------------ --------- --------------- ------------ -------------- ---------- ---------------
Shane Maine, CEO    1999              -         -               -            -      1,000,000          -               -
& President (2)     1998
------------------- ------- ------------ --------- --------------- ------------ -------------- ---------- ---------------
David Hackett,      1999       C$58,333                                             1,000,000
Chief Financial     1998
Officer
------------------- ------- ------------ --------- --------------- ------------ -------------- ---------- ---------------


(1)   Mr. Tam resigned as CEO and President on February 26, 1999.

(2) Mr. Maine resigned as acting CEO and director of the Company on January 17, 2000 and was replaced as CEO by Dan McKenzie on January 17, 2000.

Shane Maine, a former director and acting CEO of e-Auction, does not receive any compensation, other than options as indicated below, for his services rendered to e-Auction, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with e-Auction. However, Mr. Maine anticipates receiving benefits as a beneficial shareholder of e-Auction. Should e-Auction become profitable and produce commensurate cash flows from operations and/or through the sale of strategic investments, there may be some level of compensation paid to Mr. Maine in the future. However, such compensation will be subject to approval by e-Auction's board of directors.

Dan McKenzie, e-Auction's President, Chief Executive Officer, and Chairman has an employment contract with the Company whereby he receives a base salary of Cdn$150,000 per annum. If the Company terminates Mr. McKenzie without just cause before December 31, 2000 Mr. McKenzie will receive a total amount equal to the 6 months compensation; without just cause after December 31, 2000 Mr. McKenzie will receive a total amount equal to the 12 months compensation. Mr. McKenzie was granted 1,000,000 options in e-Auction. The options vest over 3 years and are exercisable at $0.85 per common share. Furthermore, during the month of April 2000, the Board will review Mr. McKenzie's option amount with the ability to grant an additional 500,000 options which will be vesting based on specific performance goals of e-Auction. Option pricing will be determined based on the share price at the time of grant in April 2000. Should there be a change in control of the Company, all of Mr. McKenzie's unvested options will vest.

David Hackett, e-Auction's Chief Financial Officer, has an employment contract with the Company whereby he receives a base salary of Cdn$100,000 per annum and is entitled to bonuses of up to Cdn$100,000 per annum. If the Company terminates Mr. Hackett without just cause Mr. Hackett will receive a total amount equal to the greater of (i) 12 months compensation; and (ii) $150,000.00 plus bonuses. Mr. Hackett was granted 1,000,000 options in e-Auction. The options vest over 3 years and are exercisable at $0.85 per common share. Should there be a change in control of the Company, all of Mr. Hackett's unvested options will vest.

No retirement, pension, annuity benefits have been adopted by e-Auction for the benefit of its employees.

INCENTIVE STOCK OPTIONS GRANTED TO NAMED EXECUTIVE OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 1999

The following table sets forth the particulars of individual grants of options to purchase Common Shares made to each of the Named Executive Officers who were granted options during the financial year ended December 31, 1999:

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------------
                                                                                 MARKET VALUE OF
                                             % OF TOTAL                             SECURITIES
                                          OPTIONS GRANTED                           UNDERLYING
                      SECURITIES UNDER    TO EMPLOYEES IN                         OPTIONS ON THE
        NAME           OPTION GRANTED       FISCAL YEAR       EXERCISE PRICE    DATE OF THE GRANT       EXPIRATION DATE
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------------
Dan McKenzie              1,000,000             23%                $0.85             $0.84375       November 30, 2009
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------------
David Hackett             1,000,000             23%                $0.85             $0.84375       November 30, 2009
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------------
Shane Maine               1,000,000             23%                $0.85             $0.84375       November 30, 2009
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------------


COMPENSATION OF DIRECTORS

The Company has not yet instituted any standard arrangement for the compensation of its directors. On August 29, 1999 Michael Gilley received stock options to purchase up to 250,000 shares of common stock in e-Auction. The options vest over 3 years and are exercisable at $5.00 per common share. Under an agreement dated March 1, 1999 with Millennium Advisors Inc., of which Mr. Gilley is President, e-Auction agreed to pay to Millennium Advisors a management fee of $20,000 per month for advice and services with respect to mergers and acquisitions, corporate structuring, corporate administration, and financing. As of the date of filing this Registration Statement, the total amount of management fees due payable to Millennium Advisors Inc. as fees has accrued to approximately $200,000 and as of the date of this Registration Statement has not been yet paid.

On December 1, 1999, Mr. McKenzie, Mr. Hackett and Mr. Maine, a former director and acting Chief Executive Officer, each received stock options to purchase up to 1,000,000 shares of common stock in e-Auction. The options vest over 3 years and are exercisable at $0.85 per common share.

STOCK OPTION PLAN

e-Auction established a stock option plan on March 1, 1999 (the "Stock Option Plan") to provide incentives to attract, retain and motivate eligible persons whose presence and potential contributions are important to the success of e-Auction. The purpose of the Stock Option Plan is to further the interest of e-Auction and its stockholders by providing incentives in the form of stock or stock options to key employees and directors who contribute materially to the success of e-Auction. The grant of options will recognize and reward outstanding individual performances and contributions and will give such persons a proprietary interest in e-Auction, thus enhancing their personal interest in e-Auction's continued success and progress. This program will also assist e-Auction in attracting and retaining key employees and directors. To date 4,300,000 options have been granted with exercise prices ranging from $0.01 to $5.00 per common share. Options to purchase 3,250,000 common shares of e-Auction have been issued to the officers and directors as a group.


DATE                                  NUMBER        PRICE
----                                  ------        -----
December 1, 1998                   1,000,000        $0.01
August 29, 1999                      250,000        $5.00
December 1, 1999                   3,050,000        $0.85
January 20, 2000                     300,000        $2.00
March 1, 2000                      1,300,000        $4.38
                             ----------------
                      Total        5,900,000
                             ----------------


ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

e-Auction believes that the terms and conditions of the following transaction was no less favorable to e-Auction than terms attainable from unaffiliated third parties.

As previously described in Item 1, on February 26, 1999, e-Auction entered into a stock exchange agreement with the stockholders of e-Auction (Barbados) (the "Stock Exchange Agreement"). This transaction was made at a time when e-Auction's common stock was infrequently traded with virtually no trading volume. e-Auction issued a total of 34,500,000 of its common stock to the stockholders of e-Auction (Barbados) in exchange for all of the issued and outstanding shares in the capital of e-Auction (Barbados). The terms and conditions of the Stock Exchange Agreement were determined by the parties through arms length negotiations. However, no appraisal was performed. As a result of the Share Exchange Agreement, the e-Auction (Barbados) shareholders received 86.6% of the outstanding shares of common stock of e-Auction.

e-Auction treated the Share Exchange Agreement as an acquisition of e-Auction (Barbados) and a recapitalization whereby e-Auction (Barbados) was the accounting acquirer. At the time of the acquisition, there were only an infrequent number of trades and virtually no trading volume of the common stock of e-Auction and e-Auction was unable to estimate the market value of its common stock to determine resulting valuation of this acquisition.

On January 10, 2000, e-Auction, through its subsidiary e-Auction Belgium N.V., purchased all of the shares of Schelfhout in exchange for consideration of US$10 million, of which 1,818,182 common shares of e-Auction were issued to Luc Schelfhout, a current officer of the Company, and 1,818,182 common shares of e-Auction were issued to Mr. Schelfhout's spouse, Hilde de Laet.

ITEM 8 - DESCRIPTION OF SECURITIES

As previously described in Item 1 under the heading "Description of Business", e-Auction is authorized to issue two hundred and fifty million (250,000,000) shares of common stock, of which 60,539,030 common shares are currently issued and outstanding. The holders of common stock are entitled to one vote per share on each matter submitted to a vote of shareholders, including the election of directors. No stockholder is entitled to cumulative votes, preemptive, subscription or conversion rights. The election of directors and other general stockholder action requires the affirmative vote of a majority of shares represented at a duly held meeting at which a quorum is represented, except that pursuant to the by-laws, a written consent to corporate action by a majority of stockholders entitled to vote on a matter is permitted. The outstanding shares of common stock are validly issued, fully paid and non-assessable.

The holders of common stock are entitled to receive dividends when and if declared by the board of directors. In the event of liquidation, dissolution or winding up of the affairs of e-Auction, the holders of common stock are entitled to share ratably in all assets remaining for distribution to them subject to the rights of holders of senior securities, if any.

There are no provisions in the charter or by-laws of e-Auction that would delay, defer or prevent a change in control.

At the present time, no preferred stock is authorized in the Articles of Incorporation, and there are no warrants outstanding. e-Auction approved the issuance of up to 6,000,000 options to acquire common stock in the company on March 1, 1999 pursuant to the Company's Stock Option Plan. At the time of filing the Registration Statement, there were 5,900,000 options outstanding.

The Company's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than $5.00 per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years. Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule15g-2 of the Securities and Exchange Commission require broker/dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be a "penny stock." Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker/dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker/dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker/dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

SHARES ELIGIBLE FOR FUTURE SALES

Of the 60,539,030 outstanding shares of common stock of e-Auction, 4,820,000 are free trading shares as of the date of filing this Registration Statement and 55,719,030 shares of common stock are restricted securities as that term is defined in Rule 144 promulgated under the SECURITIES ACT OF 1933 ("Restricted Securities").

Rule 144 governs resale of Restricted Securities for the account of any person, other than the issuer, and restricted and unrestricted securities for the account of an "affiliate" of the issuer. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates, which were not issued or sold in connection with a public offering registered under the SECURITIES ACT of 1933. An affiliate of the issuer is any person who directly or in directly controls, is controlled by, or is under common control with the issuer. Affiliates of e-Auction may include its directors, executive officers and persons directly or indirectly owning 10% or more of the outstanding common stock. Under Rule 144, unregistered resale of restricted common stock cannot be made until it has been held for a minimum of one year from the later of its acquisition from e-Auction or an affiliate of e-Auction. Thereafter, shares of common stock may be resold without registration subject to Rule 144's volume limitation aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about e-Auction ("Applicable Requirements"). Resale by e-Auction's affiliates of restricted and unrestricted common stock is subject to the Applicable Requirements. The volume limitations provide that a person, or persons who must aggregate their sale cannot, within any three-month period, sell more than the greater of (i) one percent of the then outstanding shares, or (ii) the average weekly reported trading volume during the four calendar weeks preceding each such sale. A person who is not deemed an "affiliate" of e-Auction and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the Applicable Requirements.

At the time of filing this Registration Statement, the Restricted Securities have not been held for more than two years. However, between now and the year 2001, approximately 35,020,000 of the Restricted Securities will have been held for more than two years and therefore could be sold without limitation. No prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market would likely have a material adverse effect on prevailing market prices for the common stock and could impair e-Auction's ability to raise capital through the sale of its equity securities.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

Interwest Transfer Co., Inc., located at 100-1981 East Murray Holiday Road, Salt Lake City, Utah, 84117 was appointed transfer agent, registrar and dividend disbursing agent for all of the shares of common stock of e-Auction on April 15, 1999 and continues to act in those capacities as of the date of filing this Registration Statement.

                                     PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

e-Auction's common stock is currently traded on the OTCBB under the symbol "EAUC". The following table sets forth, for the periods indicated, the high and low bid quotations for the common stock of e-Auction as reported on the OTCBB until January 19, 2000 and on the Pink Sheets thereafter. The bid prices reflect inter-dealer quotations, do not include retail mark-ups, markdowns, or commissions and do not necessarily reflect actual transactions.

  ----------------------------- ----------------- ----------------
  MONTH ENDED                         PRICE HIGH        PRICE LOW
  ----------------------------- ----------------- ----------------
  January, 1999                             2.70             2.30
  ----------------------------- ----------------- ----------------
  February, 1999                             n/a              n/a
  ----------------------------- ----------------- ----------------
  March, 1999                               9.05             4.70
  ----------------------------- ----------------- ----------------
  April, 1999                              11.00             6.60
  ----------------------------- ----------------- ----------------
  May, 1999                               11.375            9.500
  ----------------------------- ----------------- ----------------
  June, 1999                              9.9375            7.000
  ----------------------------- ----------------- ----------------
  July, 1999                               9.250            5.750
  ----------------------------- ----------------- ----------------
  August, 1999                             5.875            1.750
  ----------------------------- ----------------- ----------------
  September, 1999                          2.375           1.1875
  ----------------------------- ----------------- ----------------
  October, 1999                          1.78125          1.09375
  ----------------------------- ----------------- ----------------
  November, 1999                         1.46875             1.26
  ----------------------------- ----------------- ----------------
  December, 1999                           2.719            0.906
  ----------------------------- ----------------- ----------------
  January, 2000                             3.50            1.688
  ----------------------------- ----------------- ----------------
  February, 2000                            4.38            2.375
  ----------------------------- ----------------- ----------------
  Up to March 3, 2000                       6.00             5.00
  ----------------------------- ----------------- ----------------


To the best of e-Auction's knowledge, prior to February 26, 1999 (the date of the Share Exchange Agreement between Kazari and e-Auction (Barbados)), no broker-dealer made an active market or regularly submitted quotations for e-Auction's common stock. During this period, there were only an infrequent number of trades and virtually no trading volume.

As of January 18, 2000, there were 113 holders of record of e-Auction's common stock.

DIVIDENDS

e-Auction has not paid any dividends to date and has no plans to do so in the immediate future. The current policy of e-Auction's board of directors is for e-Auction to retain all earnings, if any, to provide funds for operations and expansion of e-Auction's business. The declaration of dividends, if any, will be subject to the discretion of the board of directors, which may consider such factors as e-Auction's results of operations, financial condition, capital needs and acquisition strategy, amongst others.

ITEM 2 - LEGAL PROCEEDINGS

Except as described below, e-Auction is not presently a party to any litigation, nor to the knowledge of the board of directors is there any litigation threatened against e-Auction.

(1) An action (the "Action") was commenced by Icon Capital Corporation (the "Plaintiff") in the United States District Court - Central District of California on November 17, 1999 against John Andrews, e-Auction Global Trading Inc. (a Nevada Corporation), e-Auction Global Trading Inc. (a Barbados Corporation), e-Medsoft.com, e-Net Global Financial Services, Inc., Kazari International, Inc., Shane Maine, Shaun Maine, John McLennan, QFG Holdings Limited,

         Ventures North International Inc, Jeff Wheeler, 582976 BC Ltd. and Sanga International, Inc. ("Sanga") as a nominal defendant.

         The Action is a shareholder derivative action brought on behalf of the nominal defendant Sanga. The Plaintiff, on behalf of Sanga, alleges that the defendants damaged Sanga by: (i) engaging in conversion; (ii) engaging in fraud; (iii) interfering with Sanga's prospective business advantage; (iv) breach of contract; (v) violating California usury laws; and (vi) breach of fiduciary duty. As such, the Plaintiff claims that the defendants' actions have not only damaged Sanga, but also the Plaintiff and the remaining shareholders of Sanga totaling as much as $100 million dollars.

         The Plaintiff also seeks a preliminary and permanent injunction restraining and enjoining all defendants from: (i) using the proprietary internet auction software of Sanga; (ii) using the proprietary financial services technology of Sanga; (iii) representing that the defendants own or have the right to utilize the internet auction software, the financial services technology or other assets from Sanga; (iv) continuing to conceal any true and material facts regarding e-Auction; (v) transferring Sanga's financial services technology;(vi) transferring any assets of Sanga; and (vii) enforcing any loans.

         The Action was stayed on November 29, 1999 as a result of Sanga filing for protection pursuant to Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court - Central District of California.

(2) A second action (the "ICON Action") was commenced by Icon Capital Corporation (the "Plaintiff") in the United States District Court - Central District of California on February 7, 2000 against John Andrews, e-Auction Global Trading Inc. (a Nevada Corporation), e-Auction Global Trading Inc. (a Barbados Corporation), e-Medsoft.com, e-Net Global Financial Services, Inc., Kazari International, Inc., Shane Maine, Shaun Maine, John McLennan, QFG Holdings Limited, Ventures North International Inc, Jeff Wheeler, 582976 BC Ltd. and DOES 1-50.

         The Plaintiff, a shareholder of Sanga International Inc., alleges that the defendants breached their fiduciary duties to the Plaintiff. As such, the Plaintiff claims that the defendants' actions have damaged the Plaintiff totaling several millions of dollars.

The Company does not believe that either of the two above described actions will have any material adverse effect on the Company or its assets or business.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

In a report dated June 8, 1998, David A. Cox, a Chartered Accountant engaged by e-Auction, reported on e-Auction's interim financial operations from the date of incorporation on January 8, 1998 to June 1, 1998. Such report did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles, except that the statements were prepared in accordance with Canadian generally accepted accounting principals. There were no disagreements with David A. Cox on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. It was decided between Mr. Cox and the Company that due to Mr. Cox wishing to pursue other areas of accounting practice, Mr. Cox decided to forego the account. The departure of Mr. Cox as auditor of the Company was not due to any disagreement or dissatisfaction on the part of either Mr. Cox or the Company. While there is no record that the board of directors approved of the departure of Mr. Cox, the board has approved of the hiring of Dale Matheson Carr-Hilton to become the auditors of the Company.

On December 1, 1999, Dale Matheson Carr-Hilton was hired as the auditors of e-Auction.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

Since the date of its incorporation, the following transactions were effected by e-Auction in reliance upon exemptions from registration under the SECURITIES ACT OF 1933, as amended, (the "1933 Act") as provided in Section 4(6) thereof.

Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities.

On January 8, 1998, e-Auction issued 1,250,000 shares of common stock equally to Fred Tham, Kam Chun Hui, Noni Wee, Kar Chun Chow and AiNgoh Chiam for an aggregate purchase price of $1,250.00 pursuant to Section 4(6) of Regulation D of the 1933 Act. E-Auction believes that the investors had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risks of the receipt of these securities and that they were knowledgeable about e-Auction's operations and financial condition.

On January 30, 1998, e-Auction issued 4,000,000 shares of common stock at a purchase price of one cent ($0.01) per share for an aggregate purchase price of $40,000.00 through an offering circular under Rule 504 of Regulation D promulgated under the 1933 Act. e-Auction believes that the investors had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risks of the receipt of these securities and that they were knowledgeable about e-Auction's operations and financial condition.

On April 26, 1998, e-Auction issued 70,000 shares of common stock at a purchase price of three dollars ($3.00) per share for an aggregate purchase price of $210,000.00 pursuant to an offering under Rule 504 of Regulation D promulgated under the 1933 Act. e-Auction believes that the investors had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risks of the receipt of these securities and that they were knowledgeable about e-Auction's operations and financial condition.

On February 26, 1999, e-Auction entered into a Stock Exchange Agreement with the stockholders of e-Auction (Barbados). e-Auction issued a total of 34,500,000 shares of common stock of e-Auction pursuant to Regulation S promulgated under the 1933 Act to the e-Auction (Barbados) stockholders in exchange for all of the outstanding shares of e-Auction (Barbados). e-Auction believes that the stockholders of e-Auction (Barbados) had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risks of the receipt of these securities and that they were knowledgeable about e-Auction's operations and financial condition.

On August 13, 1999, e-Auction issued 197,219 shares of common stock to the Millennium Advisors Inc. as payment for the fee and interest on a $1 million loan made to the Company in August 1999. The common shares were issued to Millennium Advisors Inc., as a non-US person, pursuant to Regulation S promulgated under the 1933 Act. e-Auction believes that Millennium Advisors Inc. had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risks of the receipt of these securities and that they were knowledgeable about e-Auction's operations and financial condition.

On January 7, 2000, the Company issued 16,885,447 shares of common stock to various non-United States purchasers pursuant to Regulation S promulgated under the 1933 Act upon the exercise of special warrants previously issued by the Company. e-Auction believes that the purchasers of the special warrants had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risks of the receipt of these securities and that they were knowledgeable about e-Auction's operations and financial condition.

On January 10, 2000, the Company issued 3,636,364 shares of common stock to the former shareholders of Schelfhout pursuant to Regulation S promulgated under the 1933 Act as partial consideration for the purchase by the

Belgium subsidiary of the Company of all of the shares of Schelfhout. e-Auction believes that the stockholders of Schelfhout had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risks of the receipt of these securities and that they were knowledgeable about e-Auction's operations and financial condition.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Articles of Incorporation of e-Auction contain the following provisions which limit the liability of directors:

         ARTICLE V

         The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permissible under the General Corporation Law of the State of Nevada, as the same may be amended and supplemented.

         ARTICLE VI

         The corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented (the "Law") indemnify and any all persons whom it shall have power to indemnify under the Law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by the Law. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators.

Section 9 of e-Auction's By-laws, which reads as follows, provides for the indemnification of agents of and the purchase of liability insurance:

         For purposes of this Section 9, "agent" means any person who is or was a director, officer, employee or other agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" included without limitation, attorneys' fees and any expenses of establishing a right to indemnification under this Section 9.

         The Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding) other than an action by or in the right of the Corporation to procure a judgement in its favor) by reason of the fact that such person is or was an agent of the Corporation, against expenses, judgements, fines, settlements and other amounts actually and reasonably incurred in connection with such proceedings to the fullest extent permitted under the General Corporation Law of the State of Nevada, as amended from time to time.


e-AUCTION GLOBAL TRADING INC.
INCOME STATEMENT                                                                 1999                1998
---------------------------------------------------------------------------------------------------------

FOR THE THREE MONTHS ENDING MARCH 31                                     January 1 to        January 8 to
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)                           March 31            March 31
REVENUE                                                                             -                   -

EXPENSES
Salaries and benefits                                                          64,909                   -
Legal                                                                           5,716                   -
Sales, general and administrative                                              61,852                   -

                                                                    --------------------------------------
TOTAL EXPENSES                                                                132,477                   -
                                                                    --------------------------------------

                                                                    --------------------------------------
Net Loss                                                                     (132,477)                  -
                                                                    --------------------------------------

Opening retained earnings (deficit)                                                 -                   -
Closing retained earnings (deficit)                                          (132,477)                  -
Weighted average shares                                                    17,970,000
Loss per share                                                                 (0.007)



e-AUCTION GLOBAL TRADING INC.
BALANCE SHEET AS AT MARCH 31                                                     1999                1998
----------------------------------------------------------------------------------------------------------
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)

ASSETS

CURRENT ASSETS

Cash                                                                                1                   -
                                                                    --------------------------------------
                                                                                    -                   -

Deposit in Schelfhout                                                               -                   -
Software Assets                                                                34,247                   -
                                                                    --------------------------------------
                                                                               34,247                   -

                                                                    --------------------------------------
                                                                               34,248                   -
                                                                    --------------------------------------


LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable & Accruals                                                    84,247                   -
Due to Ventures North Investment Partners                                      82,477                   -
Loan Payable                                                                        -                   -
                                                                    --------------------------------------
                                                                              166,724                   -

EQUITY

Share Capital                                                                       1                   -
Retained Earnings (Deficit)                                                  (132,477)                  -
                                                                    --------------------------------------
                                                                             (132,476)                  -

                                                                    --------------------------------------

                                                                               34,248                   -
                                                                    --------------------------------------



e-AUCTION GLOBAL TRADING INC.
STATEMENT OF CASH FLOWS                                                          1999                1998
----------------------------------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDING MARCH 31                                     January 1 to        January 8 to


UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)                           March 31            March 31

CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
 Net loss                                                                    (132,477)                  -
 Add items not affecting cash
    Allowance for loan receivable                                                   -                   -
 Net changes in non-cash operating accounts
    Accounts payable                                                           84,247                   -
                                                                    --------------------------------------
                                                                              (48,231)                  -
                                                                    --------------------------------------

FINANCING ACTIVITIES
 Due to related parties                                                        82,477                   -
 Issuance of share capital                                                          -                   -
                                                                    --------------------------------------
                                                                               82,478                   -
                                                                    --------------------------------------

INVESTING ACTIVITIES
 Software assets                                                              (34,247)                  -
 Deposit in Schelfhout                                                              -                   -
                                                                    --------------------------------------
                                                                              (34,247)                  -
                                                                    --------------------------------------

INCREASE (DECREASE) IN CASH                                                         -                   -

CASH, beginning of period                                                           1                   -
                                                                    --------------------------------------
CASH, end of period                                                                 1                   -
                                                                    --------------------------------------



                          e-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
1.     INCORPORATION AND NATURE OF BUSINESS
--------------------------------------------------------------------------------

       The Company was incorporated on January 8, 1998 in Nevada, U.S.A.

       The Company is a development stage entity and was organized with the intent to be a holding company, which will acquire and/or form joint ventures with corporate entities conducting various types of businesses throughout the world.

--------------------------------------------------------------------------------
2.     ORGANIZATION AND BASIS OF PRESENTATION
--------------------------------------------------------------------------------

       a)    Reverse takeover

             Pursuant to a Share Exchange Agreement dated February 26, 1999, e-Auction Global Trading Inc. (formerly Kazari International Inc.) ("Nevada"), a Nevada company, acquired 100% of the issued and outstanding shares of e-Auction

             Global Trading Inc., ("Barbados"), a Barbados company, for the issuance of 34,500,000 common shares. As a result of the transaction, control of the Company passed to Barbados. Accordingly, the share exchange has been accounted for as a reverse takeover of Nevada by Barbados.

             Application of reverse takeover accounting results in the following:

             i) The consolidated financial statements of the combined entity are issued under the name of the legal parent, e-Auction Global Trading Inc. (formerly Kazari International Inc.), but are considered a continuation of the financial statements of the legal subsidiary (Barbados).

             ii) As Barbados is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their carrying value.

       b)    Principles of consolidation

             The accompanying financial statements consolidate the accounts of the Company and its wholly owned subsidiaries, e-Auction Belgium N.V., e-Auction Global Trading Inc. (Barbados) and their wholly owned subsidiary e-Auction Global Trading Inc. (Canada).

--------------------------------------------------------------------------------
3.     SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

       a)     Foreign currency translation

              The Company's functional currency and reporting currency are U.S. dollars. The Company follows SFAS 52 where all foreign currency transactions are translated using the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances denominated in a currency other than U.S.

       b)     Loss per common share

              The weighted average number of shares used for calculating loss per share is 17,970,000. Loss per share for the period from January 1, 1999 to March 31, 1999 is $0.007.

       c)     Measurement uncertainty

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

       d)     Financial instruments

              The Company's financial instruments consist of cash, accounts payable due to related parties, loans payable and a convertible loan, the fair market value of which approximates their carrying value.

       e)     Amortization

              Amortization of capital assets. Amortization is provided at the following annual rates:

                              Software            Straight-line over 5 years

       f)     Related party transactions

              Related party transactions are recorded at their exchange amounts, which approximate fair market value.

       g)     Uncertainty due to the Year 2000 Issue

              The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

       h)     Income taxes

              The Company would record a deferred tax asset subject to an evaluation allowance where that asset is impaired or not expected to be realized. The Company's valuation allowance would be equal to the amount of the deferred tax assets.

              Therefore, there have been no amounts booked in the accounts of the Company.

--------------------------------------------------------------------------------
  4.     CAPITAL ASSETS
--------------------------------------------------------------------------------

                                                      1999              1998
                                                       $                 $
                                                     ------            ------

                       Software                      34,247               -
                                                     ======            ======


       No amortization has been taken for the year as the software was put into use until after year end.

--------------------------------------------------------------------------------
  5.   DUE TO RELATED PARTIES
--------------------------------------------------------------------------------

                                                         1999               1998
                                                          $                  $
                                                        ------            ------

  Ventures North Investment Partners Inc. ("Ventures")  82,477               -
                                                        ======           =======

       The majority of the Company's operations during the year were funded by Ventures. Ventures is related through significant common shareholdings. The amounts advanced are non-interest bearing with no fixed terms of repayment.

--------------------------------------------------------------------------------
6.     SHARE CAPITAL AND CONTRIBUTED SURPLUS
--------------------------------------------------------------------------------

       a)  Authorized - 250,000,000 common shares with a par value of $0.001


                                                                   NUMBER OF            1999           CONTRIBUTED        TOTAL
                                                                   SHARES               $               SURPLUS             $
                                                                 ------------          ------         -------------       ------
       b)  Issued -

           Balance, beginning of year                              5,320,000             5,320            (5,319)              1

           Share exchange agreement                               34,500,000            34,500           (34,500)           -
                                                                  ----------            ------           -------           ------

           Balance, end of year                                   39,820,000            39,820           (39,819)               1
                                                                  ==========            ======           =======           ======


           The number of shares outstanding at the beginning of the year are the shares of the legal parent, e-Auction Global Trading Inc. (Nevada) while the dollar amount is the share capital of e-Auction Global Trading Inc. (Barbados).

       c)  Share capital and contributed surplus since inception


                                                                                                           CONTRIBUTED
                                                                  NUMBER                                     SURPLUS
           DATE ISSUED                                         OF SHARES                $                        $
           -----------                                         ---------              ----                ------------
           January 8, 1998                                     1,250,000               1,250                 -
           April 12, 1998                                      4,000,000               4,000                  36,000
           June 1, 1998                                           70,000                  70                 209,930
           Share issue costs                                        -                   -                    (10,000)
                                                             -----------             -------                --------

                                                               5,320,000               5,320                 235,930
           Adjustment to reflect reverse takeover                  -                    -                   (241,249)
                                                             -----------             -------                 -------
                                                               5,320,000               5,320                  (5,319)
           February 26, 1999                                  34,500,000              34,500                 (34,500)
                                                              ----------              ------                --------

                                                              39,820,000              39,820               (  39,819)
                                                              ==========              ======               =========


       d)  Stock options

           On March 1, 1999 the Company adopted a stock option plan which reserved 6,000,000 shares. Vesting requirements are determined by a Committee when the options are granted. No option may be exercisable after 10 years. The exercise price of an option may not be less than the fair market value on the date of grant.


       DATE OF                                       EXERCISE     EXPIRY
       GRANT                          NUMBER         PRICE        DATE                      RESTRICTIONS
       -------                        ------         -----        ----                      ------------
       March 1, 1999               1,000,000        $0.01        December 1, 2003            None


--------------------------------------------------------------------------------
7.     ACQUISITION
--------------------------------------------------------------------------------

       On February 26, 1999 the Company entered into a Share Exchange Agreement between itself, e-Auction Global Trading Inc. ("Barbados") and QFG Holdings Limited ("QFG"), a significant shareholder of Barbados.

       The Agreement required the Company to purchase 100% of the issued and outstanding shares of Barbados for 34,500,000 shares of the Company. Also contemplated in the agreement was the adoption of 1,000,000 options at $0.01/share outstanding in Barbados.

       At the time Barbados' only assets were two purchases of intellectual property negotiated by QFG and assigned to Barbados. The first purchase was for the exclusive rights to market the operation and management of an on-line auction system for $300 Cdn. paid in the form of 30,000 options at a price of $0.01 in the share capital of Barbados. In connection with this acquisition a consulting agreement was entered into where a company associated with the vendor would be paid $5,000 Cdn. per month to be expensed as consulting fees when paid. Additionally on December 1, 1998, the vendor received options to acquire 65,000 common shares at $0.01/share in Barbados.

       The second purchase was for intellectual property rights relating to the operation and management of on-line auction for $50,000 Cdn. in cash. In connection with this acquisition a management services agreement was entered into where $1,000 Cdn. per month would be paid to the vendor. These fees will be expensed as consulting fees when paid. Additionally on December 1, 1998 the vendor received options to acquire 80,000 common shares at $0.01/share in Barbados.

       Subsequent to the acquisitions, Barbados transferred the intellectual property to its Canadian subsidiary e-Global Auction Trading Inc. The $50,000 cash purchase price was not paid prior to the share exchange agreement and is now being paid by the Canadian subsidiary.

       At the time of the Agreement, Barbados through QFG had entered into a three way letter agreement with Jameson Investment Corporation ("Jameson") to acquire 100% of the outstanding shares of Jameson International Foreign Corporation for a purchase price of $7,500,000.

       During the ongoing negotiations QFG agreed to pay Jameson a $2,000,000 Canadian deposit to extend the closing date to October 15,1999. Funds totaling $1,400,000 were borrowed by QFG from Millennium Advisors Inc. ("Millennium"), a company related through common directors. These funds were deposited into the Company's trust account and paid to Jameson. During the fall of 1999 the deal failed to close and the deposit provided by QFG was forfeited. QFG has accepted responsibility for repaying the funds they borrowed from Millennium. The Company paid $88,785 in professional fees in connection with this proposed acquisition.

       The options issued in connection with the two purchases of intellectual property are included in the 1,000,000 options adopted from Barbados. Since both companies had no net tangible assets, the value assigned to the 34,500,000 shares issued is nil.

--------------------------------------------------------------------------------
8.     COMPARATIVE FIGURES
--------------------------------------------------------------------------------

       Comparative figures are for the period from April 30, 1998 (date of incorporation) of e-Auction Global Trading Inc. ("Barbados") to December 31,1998. Certain of the comparative figures have been reclassified to conform to the current presentation.

--------------------------------------------------------------------------------
9.     SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

       a) On January 7, 2000 the Company completed its acquisition of Schelfhout Computer Systemen N.V. Proforma financial statements are provided under Note 16.

       b) On January 7, 2000 the Company completed a private placement of 16,885,447 shares at $0.50/share. 10,000,000 of the shares were issued to Ventures North Investment Partners Inc., a company related through significant common shareholdings and four companies related to them in exchange for their settling the Company's debts to Millennium Advisors Inc. of $1,000,000, Halium Hongorzul of 2,200,000 and Ventures North Investment Partners Inc. of $777,126.

       c) On January 7, 2000 the Company issued 197,219 shares to Millennium Advisors Inc. as a financing fee.

       d) On February 17, 2000 the Company repaid its convertible loan in the amount of $2,200,000 with interest of $21,698 and a finders fee of $200,000 to a shareholder of a company.

       e) On January 20, 2000 the Company granted 300,000 options with an exercise price of $2/share and on March 1, 2000 the Company granted 1,300,000 options with an exercise price of $4.38/share.

--------------------------------------------------------------------------------
10.    CONTINGENCIES
--------------------------------------------------------------------------------

       a) A shareholder derivative action was brought against the Company on November 17, 1999 in the United States District Court against the Company, its subsidiaries, two of its directors and several other companies and individuals.

           The action alleges Sanga International, Inc.'s ("Sanga") reputation was damaged by the Defendants (i) engaging in conversion (ii) engaging in fraud (iii) interfering with Sanga's prospective business advantage (iv) breach of contract (v) violating California usury laws and (vi) breach of fiduciary duty.

           The plaintiff claims the defendants' actions have not only damaged Sanga but also the plaintiff and the remaining shareholders of Sanga by as much as $100 million dollars.

           The Action was stayed on November 29, 1999 as a result of Sanga filing for Chapter 11 bankruptcy protection in the United States Bankruptcy Court.

           Exposure to the Company is not determinable at this time.

       b) On February 7, 2000 a second action was brought against the Company, its subsidiaries, two of its former directors. QFG Holdings Limited, Ventures North International Inc. and several other individuals and companies in the United States District Court.

           The action alleges they breached their fiduciary duty to the plaintiff, a shareholder of Sanga International Inc. The plaintiff claims that the defendants' actions have damaged the plaintiff totaling several millions of dollars.


e-AUCTION GLOBAL TRADING INC.
INCOME STATEMENT                                                              1999             1999         1998           1998
-------------------------------------------------------------------------------------------------------------------------------
FOR THE SIX MONTHS ENDING JUNE 30                                     January 1 to       April 1 to January 8 to     April 1 to
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)                         June 30          June 30      June 30        June 30
REVENUE                                                                          -                -            -              -

EXPENSES

Salaries and benefits                                                      272,966          208,057            -              -
Legal                                                                       33,254           27,538            -              -
Sales, general and administrative                                          332,031          270,179            -              -

                                                                  --------------------------------------------------------------
TOTAL EXPENSES                                                             638,251          505,774            -              -
                                                                  --------------------------------------------------------------

                                                                  --------------------------------------------------------------
Net Loss                                                                  (638,251)        (505,774)           -              -
                                                                  --------------------------------------------------------------

Opening retained earnings (deficit)                                              -         (132,477)           -              -
Closing retained earnings (deficit)                                       (638,251)        (638,251)           -              -
Weighted average shares                                                 28,955,359       39,820,000
Loss per share                                                              (0.022)          (0.013)



e-AUCTION GLOBAL TRADING INC.
BALANCE SHEET AS AT JUNE 30                                                   1999             1998
----------------------------------------------------------------------------------------------------
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)
ASSETS

CURRENT ASSETS
Cash                                                                         1,024                1
                                                                  ----------------------------------
                                                                             1,024                1

Deposit in Schelfhout                                                            -                -
Software Assets                                                             34,247                -
                                                                  ----------------------------------
                                                                            34,247                -

                                                                  ----------------------------------
                                                                            35,271                1
                                                                  ----------------------------------

LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable & Accruals                                                307,697                -
Due to Ventures North Investment Partners                                  365,824                -
Loan Payable                                                                     -                -
                                                                  ----------------------------------
                                                                           673,521                -

EQUITY

Share Capital                                                                    1                1
Retained Earnings (Deficit)                                               (638,251)               -
                                                                  ----------------------------------
                                                                          (638,250)               1

                                                                  ----------------------------------
                                                                            35,271                1
                                                                  ----------------------------------



e-AUCTION GLOBAL TRADING INC.


STATEMENT OF CASH FLOWS                                                       1999             1999         1998           1998
--------------------------------------------------------------------------------------------------------------------------------
FOR THE SIX MONTHS ENDING JUNE 30                                     January 1 to       April 1 to January 8 to     April 1 to
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)                         June 30          June 30      June 30        June 30
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
 Net loss                                                                 (638,251)        (505,774)           -              -
 Add items not affecting cash                                                                                  -              -
    Allowance for loan receivable                                                -                -            -              -
 Net changes in non-cash operating accounts                                                                                   -
    Accounts payable                                                       307,697          223,450            -              -
                                                                  --------------------------------------------------------------
                                                                          (330,554)        (282,324)           -              -
                                                                  --------------------------------------------------------------

FINANCING ACTIVITIES
 Due to related parties                                                    365,824          283,347            -              -
 Issuance of share capital                                                       -                -            1              1
 Share issue costs                                                               -                -            -              -
                                                                  --------------------------------------------------------------
                                                                           365,824          283,347            1              1
                                                                  --------------------------------------------------------------

INVESTING ACTIVITIES
 Software assets                                                           (34,247)               -            -              -
 Deposit in Schelfhout                                                           -                -            -              -
                                                                  --------------------------------------------------------------
                                                                           (34,247)               -            -              -
                                                                  --------------------------------------------------------------

INCREASE (DECREASE) IN CASH                                                  1,023            1,023            1              1

CASH, beginning of period                                                        1                1            -              -
                                                                  --------------------------------------------------------------
CASH, end of period                                                          1,024            1,024            1              1
                                                                  --------------------------------------------------------------



                          e-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
1.     INCORPORATION AND NATURE OF BUSINESS
--------------------------------------------------------------------------------

       The Company was incorporated on January 8, 1998 in Nevada, U.S.A.

       The Company is a development stage entity and was organized with the intent to be a holding company, which will acquire and/or form joint ventures with corporate entities conducting various types of businesses throughout the world.

--------------------------------------------------------------------------------
2.     ORGANIZATION AND BASIS OF PRESENTATION
--------------------------------------------------------------------------------

       a)    Reverse takeover

             Pursuant to a Share Exchange Agreement dated February 26, 1999, e-Auction Global Trading Inc. (formerly Kazari International Inc.) ("Nevada"), a Nevada company, acquired 100% of the issued and outstanding shares of e-Auction Global Trading Inc., ("Barbados"), a Barbados company, for the issuance of 34,500,000 common shares. As a result of the transaction, control of the Company passed to Barbados. Accordingly, the share exchange has been accounted for as a reverse takeover of Nevada by Barbados.

             Application of reverse takeover accounting results in the following:

             i) The consolidated financial statements of the combined entity are issued under the name of the legal parent, e-Auction Global Trading Inc. (formerly Kazari International Inc.), but are considered a continuation of the financial statements of the legal subsidiary (Barbados).

             ii) As Barbados is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their carrying value.

       b)    Principles of consolidation

             The accompanying financial statements consolidate the accounts of the Company and its wholly owned subsidiaries, e-Auction Belgium N.V., e-Auction Global Trading Inc. (Barbados) and their wholly owned subsidiary e-Auction Global Trading Inc. (Canada).

--------------------------------------------------------------------------------
3.     SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

       a)     Foreign currency translation

              The Company's functional currency and reporting currency are U.S. dollars. The Company follows SFAS 52 where all foreign currency transactions are translated using the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances denominated in a currency other than U.S.

       b)     Loss per common share

              The weighted average number of shares used for calculating loss per share is 28,955,359. Loss per share for the period from January 1, 1999 to June 30, 1999 is $0.022.

       c)     Measurement uncertainty

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

       d)     Financial instruments

              The Company's financial instruments consist of cash, accounts payable due to related parties, loans payable and a convertible loan, the fair market value of which approximates their carrying value.

       e)     Amortization

              Amortization of capital assets. Amortization is provided at the following annual rates:

                            Software                Straight-line over 5 years

       f)     Related party transactions

              Related party transactions are recorded at their exchange amounts, which approximate fair market value.

       g)     Uncertainty due to the Year 2000 Issue

              The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

       h)     Income taxes

              The Company would record a deferred tax asset subject to an evaluation allowance where that asset is impaired or not expected to be realized. The Company's valuation allowance would be equal to the amount of the deferred tax assets. Therefore, there have been no amounts booked in the accounts of the Company.

--------------------------------------------------------------------------------
  4.     CAPITAL ASSETS
--------------------------------------------------------------------------------

                                                          1999              1998
                                                           $                 $
                                                         ------           ------

                               Software                  34,247              -
                                                         ======           ======


       No amortization has been taken for the year as the software was put into use until after year end.

--------------------------------------------------------------------------------
  5.   DUE TO RELATED PARTIES
--------------------------------------------------------------------------------

                                                             1999               1998
                                                               $                 $
                                                            -------           -------
  Ventures North Investment Partners Inc. ("Ventures")      365,824               -
                                                            =======           =======


       The majority of the Company's operations during the year were funded by Ventures. Ventures is related through significant common shareholdings. The amounts advanced are non-interest bearing with no fixed terms of repayment.

--------------------------------------------------------------------------------
6.     SHARE CAPITAL AND CONTRIBUTED SURPLUS
--------------------------------------------------------------------------------

       a)  Authorized - 250,000,000 common shares with a par value of $0.001


                                                                   NUMBER OF           1999            CONTRIBUTED        TOTAL
                                                                   SHARES               $               SURPLUS             $
                                                                ------------          ------         -------------       ------
       b)  Issued -

           Balance, beginning of year                              5,320,000             5,320          (5,319)                 1


           Share exchange agreement                               34,500,000            34,500         (34,500)              -
                                                                  ----------            ------         -------        -----------

           Balance, end of year                                   39,820,000            39,820         (39,819)                 1
                                                                  ==========            ======         =======   ================


           The number of shares outstanding at the beginning of the year are the shares of the legal parent, e-Auction Global Trading Inc. (Nevada) while the dollar amount is the share capital of e-Auction Global Trading Inc. (Barbados).

       c)  Share capital and contributed surplus since inception


                                                                                                           CONTRIBUTED
                                                                 NUMBER                                      SURPLUS
           DATE ISSUED                                         OF SHARES                $                        $
           -----------                                         ---------              ----                ------------

           January 8, 1998                                     1,250,000               1,250                     -
           April 12, 1998                                      4,000,000               4,000                  36,000
           June 1, 1998                                           70,000                  70                 209,930
           Share issue costs                                        -                   -                    (10,000)
                                                             -----------             -------                --------

                                                               5,320,000               5,320                 235,930
           Adjustment to reflect reverse takeover                  -                    -                   (241,249)
                                                             -----------             -------                 -------
                                                               5,320,000               5,320                  (5,319)
           February 26, 1999                                  34,500,000              34,500                 (34,500)
                                                              ----------              ------                --------

                                                              39,820,000              39,820                 (39,819)
                                                              ==========              ======               =========


       d)  Stock options

           On March 1, 1999 the Company adopted a stock option plan which reserved 6,000,000 shares. Vesting requirements are determined by a Committee when the options are granted. No option may be exercisable after 10 years. The exercise price of an option may not be less than the fair market value on the date of grant.


       DATE OF                                       EXERCISE     EXPIRY
       GRANT                          NUMBER         PRICE        DATE              RESTRICTIONS
       -----                          ------         -----        ----              ------------

       March 1, 1999             1,000,000          $0.01        December 1, 2003         None


--------------------------------------------------------------------------------
7.     ACQUISITION
--------------------------------------------------------------------------------

       On February 26, 1999 the Company entered into a Share Exchange Agreement between itself, e-Auction Global Trading Inc. ("Barbados") and QFG Holdings Limited ("QFG"), a significant shareholder of Barbados.

       The Agreement required the Company to purchase 100% of the issued and outstanding shares of Barbados for 34,500,000 shares of the Company. Also contemplated in the agreement was the adoption of 1,000,000 options at $0.01/share outstanding in Barbados.

       At the time Barbados' only assets were two purchases of intellectual property negotiated by QFG and assigned to Barbados. The first purchase was for the exclusive rights to market the operation and management of an on-line auction system for $300 Cdn. paid in the form of 30,000 options at a price of $0.01 in the share capital of Barbados. In connection with this acquisition a consulting agreement was entered into where a company associated with the vendor would be paid $5,000 Cdn. per month to be expensed as consulting fees when paid. Additionally on December 1, 1998, the vendor received options to acquire 65,000 common shares at $0.01/share in Barbados.

       The second purchase was for intellectual property rights relating to the operation and management of on-line auction for $50,000 Cdn. in cash. In connection with this acquisition a management services agreement was entered into where $1,000

       Cdn. per month would be paid to the vendor. These fees will be expensed as consulting fees when paid. Additionally on December 1, 1998 the vendor received options to acquire 80,000 common shares at $0.01/share in Barbados.

       Subsequent to the acquisitions, Barbados transferred the intellectual property to its Canadian subsidiary e-Global Auction Trading Inc. The $50,000 cash purchase price was not paid prior to the share exchange agreement and is now being paid by the Canadian subsidiary.

       At the time of the Agreement, Barbados through QFG had entered into a three way letter agreement with Jameson Investment Corporation ("Jameson") to acquire 100% of the outstanding shares of Jameson International Foreign Corporation for a purchase price of $7,500,000.

       During the ongoing negotiations QFG agreed to pay Jameson a $2,000,000 Canadian deposit to extend the closing date to October 15,1999. Funds totaling $1,400,000 were borrowed by QFG from Millennium Advisors Inc. ("Millennium"), a company related through common directors. These funds were deposited into the Company's trust account and paid to Jameson. During the fall of 1999 the deal failed to close and the deposit provided by QFG was forfeited. QFG has accepted responsibility for repaying the funds they borrowed from Millennium. The Company paid $88,785 in professional fees in connection with this proposed acquisition.

       The options issued in connection with the two purchases of intellectual property are included in the 1,000,000 options adopted from Barbados. Since both companies had no net tangible assets, the value assigned to the 34,500,000 shares issued is nil.

--------------------------------------------------------------------------------
8.     COMPARATIVE FIGURES
--------------------------------------------------------------------------------

       Comparative figures are for the period from April 30, 1998 (date of incorporation) of e-Auction Global Trading Inc. ("Barbados") to December 31,1998. Certain of the comparative figures have been reclassified to conform to the current presentation.

--------------------------------------------------------------------------------
9.     SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

       a) On January 7, 2000 the Company completed its acquisition of Schelfhout Computer Systemen N.V. Proforma financial statements are provided under Note 16.

       b) On January 7, 2000 the Company completed a private placement of 16,885,447 shares at $0.50/share. 10,000,000 of the shares were issued to Ventures North Investment Partners Inc., a company related through significant common shareholdings and four companies related to them in exchange for their settling the Company's debts to Millennium Advisors Inc. of $1,000,000, Halium Hongorzul of 2,200,000 and Ventures North Investment Partners Inc. of $777,126.

       c) On January 7, 2000 the Company issued 197,219 shares to Millennium Advisors Inc. as a financing fee.

       d) On February 17, 2000 the Company repaid its convertible loan in the amount of $2,200,000 with interest of $21,698 and a finders fee of $200,000 to a shareholder of a company.

       e) On January 20, 2000 the Company granted 300,000 options with an exercise price of $2/share and on March 1, 2000 the Company granted 1,300,000 options with an exercise price of $4.38/share.

--------------------------------------------------------------------------------
10.    CONTINGENCIES
--------------------------------------------------------------------------------

       a) A shareholder derivative action was brought against the Company on November 17, 1999 in the United States District Court against the Company, its subsidiaries, two of its directors and several other companies and individuals.

           The action alleges Sanga International, Inc.'s ("Sanga") reputation was damaged by the Defendants (i) engaging in conversion (ii) engaging in fraud (iii) interfering with Sanga's prospective business advantage (iv) breach of contract (v) violating California usury laws and (vi) breach of fiduciary duty.

           The plaintiff claims the defendants' actions have not only damaged Sanga but also the plaintiff and the remaining shareholders of Sanga by as much as $100 million dollars.

           The Action was stayed on November 29, 1999 as a result of Sanga filing for Chapter 11 bankruptcy protection in the United States Bankruptcy Court.

           Exposure to the Company is not determinable at this time.

       b) On February 7, 2000 a second action was brought against the Company, its subsidiaries, two of its former directors. QFG Holdings Limited, Ventures North International Inc. and several other individuals and companies in the United States District Court.

           The action alleges they breached their fiduciary duty to the plaintiff, a shareholder of Sanga International Inc. The plaintiff claims that the defendants' actions have damaged the plaintiff totaling several millions of dollars.


e-AUCTION GLOBAL TRADING INC.
INCOME STATEMENT                                                         1999            1999             1998           1998
-----------------------------------------------------------------------------------------------------------------------------
FOR THE NINE MONTHS ENDING SEPTEMBER 30                          January 1 to       July 1 to     January 8 to      July 1 to
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)               September 30    September 30     September 30   September 30

REVENUE                                                                     -               -                -              -

EXPENSES

Salaries and benefits                                                 517,546         244,580                -              -
Legal                                                                  86,697          53,443                -              -
Sales, general and administrative                                   1,592,343       1,260,312                -              -

                                                            ------------------------------------------------------------------
TOTAL EXPENSES                                                      2,196,586       1,558,335                -              -
                                                            ------------------------------------------------------------------

                                                            ------------------------------------------------------------------
Net Loss                                                           (2,196,586)     (1,558,335)               -              -
                                                            ------------------------------------------------------------------

Opening retained earnings (deficit)                                         -        (638,251)               -              -
Closing retained earnings (deficit)                                (2,196,586)     (2,196,586)               -              -
Weighted average shares                                            32,616,703      39,820,000
Loss per share                                                         (0.067)         (0.055)



e-AUCTION GLOBAL TRADING INC.
BALANCE SHEET AS AT SEPTEMBER 30                                         1999            1998
------------------------------------------------------------
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)
ASSETS

CURRENT ASSETS

Cash                                                                       63               1
                                                            ----------------------------------
                                                                           63               1

Deposit in Schelfhout                                               1,000,000               -
Software Assets                                                        34,247               -
                                                            ----------------------------------
                                                                    1,034,247               -

                                                            ----------------------------------
                                                                    1,034,247               1
                                                            ----------------------------------


LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable & Accruals                                         1,503,994               -
Due to Ventures North Investment Partners                             726,901               -
Loan Payable                                                        1,000,000               -
                                                            ----------------------------------
                                                                    3,230,895               -

EQUITY

Share Capital                                                               1               1
Contributed Surplus                                                         -               -
Retained Earnings (Deficit)                                        (2,196,586)              -
                                                            ----------------------------------
                                                                   (2,196,585)              1

                                                            ----------------------------------
                                                                    1,034,310               1
                                                            ----------------------------------



e-AUCTION GLOBAL TRADING INC.
STATEMENT OF CASH FLOWS                                                  1999            1999             1998           1998
------------------------------------------------------------------------------------------------------------------------------
FOR THE NINE MONTHS ENDING SEPTEMBER 30                          January 1 to       July 1 to     January 8 to      July 1 to
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)               September 30    September 30     September 30   September 30

CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
 Net loss                                                          (2,196,586)     (1,558,335)               -              -
 Add items not affecting cash
    Allowance for loan receivable                                           -               -                -              -
 Net changes in non-cash operating accounts
    Accounts payable                                                1,503,994       1,196,297                -              -
                                                            ------------------------------------------------------------------
                                                                     (692,592)       (362,038)               -              -
                                                            ------------------------------------------------------------------
FINANCING ACTIVITIES
 Due to related parties                                               726,901         361,077                -              -
 Loan payable                                                       1,000,000       1,000,000                -              -
 Issuance of share capital                                                  -               -                1              -
 Share issue costs                                                          -               -                -              -
                                                            ------------------------------------------------------------------
                                                                    1,726,901       1,361,077                1              -
                                                            ------------------------------------------------------------------
INVESTING ACTIVITIES
 Software assets                                                      (34,247)              -                -              -
 Deposit in Schelfhout                                             (1,000,000)     (1,000,000)               -              -
                                                            ------------------------------------------------------------------
                                                                   (1,034,247)     (1,000,000)               -              -
                                                            ------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                                62            (961)               1              -

CASH, beginning of period                                                   1           1,024                -              1
                                                            ------------------------------------------------------------------
CASH, end of period                                                        63              63                1              1
                                                            ------------------------------------------------------------------

                          e-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
1.     INCORPORATION AND NATURE OF BUSINESS
--------------------------------------------------------------------------------

       The Company was incorporated on January 8, 1998 in Nevada, U.S.A.

       The Company is a development stage entity and was organized with the intent to be a holding company, which will acquire and/or form joint ventures with corporate entities conducting various types of businesses throughout the world.

--------------------------------------------------------------------------------
2.     ORGANIZATION AND BASIS OF PRESENTATION
--------------------------------------------------------------------------------

       a)    Reverse takeover

             Pursuant to a Share Exchange Agreement dated February 26, 1999, e-Auction Global Trading Inc. (formerly Kazari International Inc.) ("Nevada"), a Nevada company, acquired 100% of the issued and outstanding shares of e-Auction Global Trading Inc., ("Barbados"), a Barbados company, for the issuance of 34,500,000 common shares. As a result of the transaction, control of the Company passed to Barbados. Accordingly, the share exchange has been accounted for as a reverse takeover of Nevada by Barbados.

             Application of reverse takeover accounting results in the following:

             i) The consolidated financial statements of the combined entity are issued under the name of the legal parent, e-Auction Global Trading Inc. (formerly Kazari International Inc.), but are considered a continuation of the financial statements of the legal subsidiary (Barbados).

             ii) As Barbados is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their carrying value.

             (SEE NOTE 11)

       b)    Principles of consolidation

             The accompanying financial statements consolidate the accounts of the Company and its wholly owned subsidiaries, e-Auction Belgium N.V., e-Auction Global Trading Inc. (Barbados) and their wholly owned subsidiary e-Auction Global Trading Inc. (Canada).

--------------------------------------------------------------------------------
3.     SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

       a)     Foreign currency translation

              The Company's functional currency and reporting currency are U.S. dollars. The Company follows SFAS 52 where all foreign currency transactions are translated using the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances denominated in a currency other than U.S.

       b)     Loss per common share

              The weighted average number of shares used for calculating loss per share is 32,616,703. Loss per share for the period from January 1, 1999 to September 30, 1999 is $0.067.

       c)     Measurement uncertainty

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

       d)     Financial instruments

              The Company's financial instruments consist of cash, accounts payable due to related parties, loans payable and a convertible loan, the fair market value of which approximates their carrying value.

       e)     Amortization

              Amortization of capital assets. Amortization is provided at the following annual rates:

                        Software                  Straight-line over 5 years

       f)     Related party transactions

              Related party transactions are recorded at their exchange amounts, which approximate fair market value.

       g)     Uncertainty due to the Year 2000 Issue

              The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

       h)     Income taxes

              The Company would record a deferred tax asset subject to an evaluation allowance where that asset is impaired or not expected to be realized. The Company's valuation allowance would be equal to the amount of the deferred tax assets.

              Therefore, there have been no amounts booked in the accounts of the Company.

--------------------------------------------------------------------------------
  4.     INVESTMENT IN SCHELFHOUT
--------------------------------------------------------------------------------

                                                    1999               1998
                                                     $                  $
                                                    ----               ----
                           Deposit                1,000,000             -
                                                  =========           ======


         Pursuant to a share purchase agreement dated January 7, 2000, the Company paid a deposit on the purchase of 100% of the issued and outstanding share capital of Schelfhout Computer Systemen N.V. ("Schelfhout").

         The purchase price is $10,000,000 and is to be paid as follows:


                     Refundable deposit                                              $ 1,000,000  paid
                     Cash on closing                                                   3,000,000  paid subsequent to year end
                     Common shares issued on closing (3,636,364)                       6,000,000  issued subsequent to year end
                                                                                      ----------

                                                                                     $10,000,000
                                                                                      ==========


         The 3,636,364 common shares are not free trading and are subject to a timed release formula which allows for release of 454,545 shares worth $750,000 on each of the 6, 12, 18 and 24 month anniversary of the closing and 606,061 shares with a deemed value $1,000,000 on each of the 36, 48 and 60 month anniversary of the closing. If the Company's shares are not freely trading on any given release date the equivalent cash is to be paid by the Company and the shares returned to the treasury.

         (SEE NOTE 15)

--------------------------------------------------------------------------------
  5.     CAPITAL ASSETS
--------------------------------------------------------------------------------


                                                       1999              1998
                                                        $                 $
                                                       ----              ----

                               Software               34,247              -
                                                      ======           ======



       No amortization has been taken for the year as the software was put into use until after year end.

--------------------------------------------------------------------------------
  6.   DEFERRED REVENUE
--------------------------------------------------------------------------------

                                                        1999              1998
                                                         $                  $
                                                        ----              ----

                                                      200,000               -
                                                      =======           ======



       In September of 1999 the Company entered into a Software Licence and Non-Competition Agreement to grant an exclusive licence to use its technology to commercially exploit electronic auctions in the region of Australia and New Zealand.

       The Agreement called for a payment of $200,000 by December 31, 1999 and royalties of 20% of gross revenue less gross operating costs.

       The $200,000 is being recorded as deferred revenue until the Company ships the software at which time it will be taken into income.

--------------------------------------------------------------------------------
  7.   DUE TO RELATED PARTIES
--------------------------------------------------------------------------------

                                                                     1999               1998
                                                                      $                  $
                                                                     ----               ----
       Ventures North Investment Partners Inc. ("Ventures")         726,901              -
                                                                    =======           =======



       The majority of the Company's operations during the year were funded by Ventures. Ventures is related through significant common shareholdings. The amounts advanced are non-interest bearing with no fixed terms of repayment. (SEE NOTE 12)

--------------------------------------------------------------------------------
  8.   LOANS PAYABLE
--------------------------------------------------------------------------------

                                                 1999                1998
                                                  $                   $
                                                 ----                ----
       Millennium Advisors Inc. (i)
          Loan payable                           1,000,000             -
          Financing fee payable                  1,000,000             -
                                                 ---------           -------
                                                 2,000,000             -
       KCL Advisors Inc.                             4,750             -
                                                 ---------           -------

                                                2,004,750              -
                                                =========            =======
       KCL Advisors Inc.


       (i) On August 12, 1999 the Company received a loan of $1,000,000 from Millennium Advisors Inc. ("Millennium"), a company related through a common director, acting as agent for undisclosed lenders. The loan was to be repaid within 30 days. In consideration for the loan Millennium received 197,219 common shares of the Company with a deemed value of $1,000,000 as a financing fee. The number of shares issued was based on the weighted average closing price in a 5 day range when the loan was granted. These shares were issued in January, 2000. (SEE NOTE 15) At the audit report date the loan had not been repaid.

             The Company also entered into a contract for services whereby Millennium would be paid 25% of any funds raised by the sale of equity or issuance of debt by the Company in excess of the amount reasonably required by the Company to complete the Schelfhout acquisition. To date no additional amounts have been paid.

--------------------------------------------------------------------------------
9.     SHARE CAPITAL AND CONTRIBUTED SURPLUS
--------------------------------------------------------------------------------

       a)  Authorized - 250,000,000 common shares with a par value of $0.001


                                                                   NUMBER OF            1999           CONTRIBUTED        TOTAL
                                                                   SHARES               $               SURPLUS             $
                                                                ------------          ------         -------------       ------
       b)  Issued -

           Balance, beginning of year                              5,320,000             5,320          (5,319)               1

           Share exchange agreement (NOTE 11)                     34,500,000            34,500         (34,500)            -
                                                                  ----------            ------         -------          -------

           Balance, end of year                                   39,820,000            39,820         (39,819)               1
                                                                  ==========            ======         =======      ===========


           The number of shares outstanding at the beginning of the year are the shares of the legal parent, e-Auction Global Trading Inc. (Nevada) while the dollar amount is the share capital of e-Auction Global Trading Inc. (Barbados).

       c) Share capital and contributed surplus since inception

                                                                                                           CONTRIBUTED
                                                                  NUMBER                                     SURPLUS
           DATE ISSUED                                         OF SHARES                $                        $
           -----------                                         ---------              ----                ------------
           January 8, 1998                                     1,250,000               1,250                 -
           April 12, 1998                                      4,000,000               4,000                  36,000
           June 1, 1998                                           70,000                  70                 209,930
           Share issue costs                                        -                   -                    (10,000)
                                                             -----------             -------                --------

                                                               5,320,000               5,320                 235,930
           Adjustment to reflect reverse takeover                  -                    -                   (241,249)
                                                             -----------             -------                  -------
                                                               5,320,000               5,320                  (5,319)
           February 26, 1999                                  34,500,000              34,500                 (34,500)
                                                              ----------              ------                 --------

                                                              39,820,000              39,820               (  39,819)
                                                              ==========              ======                =========
       d)  Stock options


           On March 1, 1999 the Company adopted a stock option plan which reserved 6,000,000 shares. Vesting requirements are determined by a Committee when the options are granted. No option may be exercisable after 10 years. The exercise price of an option may not be less than the fair market value on the date of grant.


       DATE OF                                       EXERCISE     EXPIRY
       GRANT                          NUMBER         PRICE        DATE                      RESTRICTIONS
       -----                          ------         -----        ----                      ------------
       March 1, 1999               1,000,000         $0.01        December 1, 2003          None
       August 29, 1999               250,000         $5.00        August 29, 2009           Vest equally over 3 years

       December 1, 1999            3,000,000         $0.85        December 1, 2009          50% vest immediately
                                                                                            50% vested exercisable over 3 years

       December 1, 1999               50,000         $0.85        December 1, 2009          Vest equally over 3 years


       The weighted average exercise price of the options is $0.90/share.

       The weighted average grant date fair value of options granted during the year is $1.39/share.

--------------------------------------------------------------------------------
10.    ACQUISITION
--------------------------------------------------------------------------------

       On February 26, 1999 the Company entered into a Share Exchange Agreement between itself, e-Auction Global Trading Inc. ("Barbados") and QFG Holdings Limited ("QFG"), a significant shareholder of Barbados.

       The Agreement required the Company to purchase 100% of the issued and outstanding shares of Barbados for 34,500,000 shares of the Company. Also contemplated in the agreement was the adoption of 1,000,000 options at $0.01/share outstanding in Barbados.

       At the time Barbados' only assets were two purchases of intellectual property negotiated by QFG and assigned to Barbados. The first purchase was for the exclusive rights to market the operation and management of an on-line auction system for $300 Cdn. paid in the form of 30,000 options at a price of $0.01 in the share capital of Barbados. In connection with this acquisition a consulting agreement was entered into where a company associated with the vendor would be paid $5,000 Cdn. per month to be expensed as consulting fees when paid. Additionally on December 1, 1998, the vendor received options to acquire 65,000 common shares at $0.01/share in Barbados.

       The second purchase was for intellectual property rights relating to the operation and management of on-line auction for $50,000 Cdn. in cash. In connection with this acquisition a management services agreement was entered into where $1,000 Cdn. per month would be paid to the vendor. These fees will be expensed as consulting fees when paid. Additionally on December 1, 1998 the vendor received options to acquire 80,000 common shares at $0.01/share in Barbados.

       Subsequent to the acquisitions, Barbados transferred the intellectual property to its Canadian subsidiary e-Global Auction Trading Inc. The $50,000 cash purchase price was not paid prior to the share exchange agreement and is now being paid by the Canadian subsidiary.

       At the time of the Agreement, Barbados through QFG had entered into a three way letter agreement with Jameson Investment Corporation ("Jameson") to acquire 100% of the outstanding shares of Jameson International Foreign Corporation for a purchase price of $7,500,000.

       During the ongoing negotiations QFG agreed to pay Jameson a $2,000,000 Canadian deposit to extend the closing date to October 15,1999. Funds totaling $1,400,000 were borrowed by QFG from Millennium Advisors Inc. ("Millennium"), a company related through common directors. These funds were deposited into the Company's trust account and paid to Jameson. During the fall of 1999 the deal failed to close and the deposit provided by QFG was forfeited. QFG has accepted responsibility for repaying the funds they borrowed from Millennium. The Company paid $88,785 in professional fees in connection with this proposed acquisition.

       The options issued in connection with the two purchases of intellectual property are included in the 1,000,000 options adopted from Barbados. Since both companies had no net tangible assets, the value assigned to the 34,500,000 shares issued is nil.

--------------------------------------------------------------------------------
11.    RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

                                                                              1999                1998
                                                                               $                   $
                                                                              ----                ----
       Loan fee charged by a company with a common director                  1,000,000             -


       Consulting fees charged by an individual who subsequently
       became a director                                                        13,501             -

       Expenses paid on behalf of the Company and allocations of
       expenses charged to the Company by companies with significant
       common shareholdings and common directors                               900,479             -


--------------------------------------------------------------------------------
12.    COMPARATIVE FIGURES
--------------------------------------------------------------------------------

       Comparative figures are for the period from April 30, 1998 (date of incorporation) of e-Auction Global Trading Inc. ("Barbados") to December 31,1998. Certain of the comparative figures have been reclassified to conform to the current presentation.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
13.    SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

       a) On January 7, 2000 the Company completed its acquisition of Schelfhout Computer Systemen N.V. Proforma financial statements are provided under Note 16.

       b) On January 7, 2000 the Company completed a private placement of 16,885,447 shares at $0.50/share. 10,000,000 of the shares were issued to Ventures North Investment Partners Inc., a company related through significant common shareholdings and four companies related to them in exchange for their settling the Company's debts to Millennium Advisors Inc. of $1,000,000, Halium Hongorzul of 2,200,000 and Ventures North Investment Partners Inc. of $777,126.

       c) On January 7, 2000 the Company issued 197,219 shares to Millennium Advisors Inc. as a financing fee. (SEE NOTE 8)

       d) On February 17, 2000 the Company repaid its convertible loan in the amount of $2,200,000 with interest of $21,698 and a finders fee of $200,000 to a shareholder of a company.

       e) On January 20, 2000 the Company granted 300,000 options with an exercise price of $2/share and on March 1, 2000 the Company granted 1,300,000 options with an exercise price of $4.38/share.

--------------------------------------------------------------------------------
14.    CONTINGENCIES
--------------------------------------------------------------------------------

       a) A shareholder derivative action was brought against the Company on November 17, 1999 in the United States District Court against the Company, its subsidiaries, two of its directors and several other companies and individuals.

           The action alleges Sanga International, Inc.'s ("Sanga") reputation was damaged by the Defendants (i) engaging in conversion (ii) engaging in fraud (iii) interfering with Sanga's prospective business advantage (iv) breach of contract (v) violating California usury laws and (vi) breach of fiduciary duty.

           The plaintiff claims the defendants' actions have not only damaged Sanga but also the plaintiff and the remaining shareholders of Sanga by as much as $100 million dollars.

           The Action was stayed on November 29, 1999 as a result of Sanga filing for Chapter 11 bankruptcy protection in the United States Bankruptcy Court.

           Exposure to the Company is not determinable at this time.

       b) On February 7, 2000 a second action was brought against the Company, its subsidiaries, two of its former directors. QFG Holdings Limited, Ventures North International Inc. and several other individuals and companies in the United States District Court.

           The action alleges they breached their fiduciary duty to the plaintiff, a shareholder of Sanga International Inc. The plaintiff claims that the defendants' actions have damaged the plaintiff totaling several millions of dollars.

                          E-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                                 (IN U.S. FUNDS)

                        REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
E-AUCTION GLOBAL TRADING INC.
(FORMERLY KAZARI INTERNATIONAL, INC.)

In our opinion, the balance sheet and the related statements of operations and deficit and cash flows present fairly, in all material respects, the financial position of e-Auction Global Trading Inc. at December 31, 1998, and the results of their operations and their cash flows for the period from June 2, 1998 to December 31, 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

VANCOUVER, B.C.
DECEMBER 17, 1999                                     CHARTERED ACCOUNTANTS

                          E-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                        BALANCE SHEET - DECEMBER 31, 1998

                                 (IN U.S. FUNDS)


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  DECEMBER  31,           JUNE 1,
                                                                                                      1998                  1998
                                                                                                       $                     $
------------------------------------------------------------------------------------------------------------------------------------
                                     ASSETS

CURRENT ASSETS
    Cash                                                                                             100,181              211,222

INCORPORATION COSTS                                                                                    2,000                2,000
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                     102,181              213,222
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                   LIABILITIES

CURRENT LIABILITIES
    Accounts payable                                                                                   2,500               10,700
    Due to related parties (NOTE 4)                                                                  150,000               20,275
                                                                                                     -------             --------
                                                                                                     152,500               30,975
                                                                                                     -------             --------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 5)                                                                                 5,320                5,320

CONTRIBUTED SURPLUS (NOTE 5)                                                                         235,930              235,930
                                                                                                     -------              -------
                                                                                                     241,250              241,250

DEFICIT, ACCUMULATED DURING DEVELOPMENT STAGE                                                       (291,569)             (59,003)
                                                                                                     -------              -------
                                                                                                     (50,319)             182,247
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                     102,181              213,222
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


CONTINGENCY (NOTE 9)

APPROVED BY THE DIRECTORS

                               DIRECTOR
-----------------------------
                               DIRECTOR
-----------------------------




                             SEE ACCOMPANYING NOTES

                          E-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                       STATEMENT OF OPERATIONS AND DEFICIT

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  DECEMBER  31,           JUNE 1,
                                                                                                     1998                   1998
                                                                                                      $                      $
                                                                                                                          (NOTE 7)
------------------------------------------------------------------------------------------------------------------------------------
EXPENSES
    Accounting, audit and bookkeeping                                                                  2,841                3,200
    Bank charges                                                                                         602                  118
    Consulting fees                                                                                  110,000                  687
    Entertainment                                                                                      1,608                1,378
    Legal                                                                                             19,505                3,500
    Office and printing                                                                                3,969                3,105
    Management fees                                                                                   39,500               37,500
    Telephone                                                                                          1,537                2,489
    Travel and lodging                                                                                 3,004                7,026
                                                                                                   ---------            ---------
                                                                                                     182,566               59,003
                                                                                                     -------             --------

LOSS BEFORE OTHER ITEM                                                                               182,566               59,003

OTHER ITEM
    Allowance for loan receivable (NOTE 3)                                                            50,000                 -
                                                                                                    --------            ---------

NET LOSS FOR THE PERIOD                                                                              232,566               59,003

DEFICIT, beginning of period                                                                          59,003                 -
------------------------------------------------------------------------------------------------------------------------------------

DEFICIT, end of period                                                                               291,569               59,003
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER SHARE (NOTE 6)                                                               0.06                 0.02
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                             SEE ACCOMPANYING NOTES

                          E-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                             STATEMENT OF CASH FLOWS

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 DECEMBER  31,            JUNE 1,
                                                                                                     1998                   1998
                                                                                                      $                      $
                                                                                                                          (NOTE 7)
------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
     Net loss                                                                                        (232,566)            (59,003)
     Add items not affecting cash
        Allowance for loan receivable                                                                  50,000                 -

     Net changes in non-cash operating accounts
        Accounts payable                                                                               (8,200)             10,700
                                                                                                      -------             -------
                                                                                                     (190,766)            (48,303)
                                                                                                      -------             -------

FINANCING ACTIVITIES
     Due to related parties                                                                           129,725              20,275
     Issuance of share capital                                                                           -                251,250
     Share issue costs                                                                                   -                (10,000)
                                                                                                      -------             -------
                                                                                                      129,725             261,525
                                                                                                      -------             -------

INVESTING ACTIVITIES
     Incorporation costs                                                                                 -                 (2,000)
     Loan receivable                                                                                  (50,000)                -
                                                                                                      -------           ---------
                                                                                                      (50,000)             (2,000)
                                                                                                      -------           ---------

INCREASE (DECREASE) IN CASH                                                                          (111,041)            211,222

CASH, beginning of period                                                                             211,222                -
------------------------------------------------------------------------------------------------------------------------------------

CASH, end of period                                                                                   100,181             211,222
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


                             SEE ACCOMPANYING NOTES

                          E-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
1.     INCORPORATION AND NATURE OF BUSINESS
-------------------------------------------------------------------------------

       The Company was incorporated on January 8, 1998 in Nevada, U.S.A. On March 23, 1999 the directors acting in lieu of a special meeting approved the name change to e-Auction Global Trading Inc.

       The Company is a development stage entity and was organized with the intent to be a holding company which will acquire and/or form joint ventures with corporate entities conducting various types of businesses throughout the world. (NOTE 9)

-------------------------------------------------------------------------------
2.     SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

       a)     Foreign currency translation

              The Company's functional currency and reporting currency are U.S. dollars. The Company follows SFAS 52 where all foreign currency transactions are translated using the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances denominated in a currency other than U.S. dollars are adjusted to reflect the year end exchange rate.

       b)     Loss per common share

              The weighted average number of shares used for calculating loss per share is 4,266,704 for the period ended December 31, 1998 and 2,638,889 for the period ended June 1, 1998.

       c)     Measurement uncertainty

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

       d)     Financial instruments

              The Company's financial instruments consist of cash, loan receivable and accounts payable, the fair market value of which approximates their carrying value.

                          E-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)

-------------------------------------------------------------------------------
  2.     SIGNIFICANT ACCOUNTING POLICIES - CONT'D
-------------------------------------------------------------------------------

         e)   Related party transactions

              Related party transactions are recorded at their exchange amounts which approximate fair market value.

         f)   Uncertainty due to the Year 2000 Issue

              The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

         g)   Income taxes

              The Company would record a deferred tax asset subject to an evaluation allowance where that asset is impaired or not expected to be realized. The Company has deferred tax assets of approximately $78,800. The Company's valuation allowance would be equal to the amount of the deferred tax assets. Therefore, there have been no amounts booked in the accounts of the Company.


-------------------------------------------------------------------------------
  3.     LOAN RECEIVABLE
-------------------------------------------------------------------------------

                                                         DECEMBER 31,               JUNE 1,
                                                            1998                     1998
                                                             $                        $
                                                        ------------               -------
         Due from Intrepidus, Inc.                          50,000                    -
         Less: allowance                                   (50,000)                   -
                                                            ------                  ------

                                                              -                       -
                                                            ======                  ======


         During the period the Company signed a letter of intent to merge with Intrepidus, Inc. ("Intrepidus"). As part of the deal the Company entered into a Bridge Loan Agreement whereby $150,000 was to be made available to Intrepidus. The balance of the funds were advanced subsequent to year end. (SEE NOTE 9)

         Subsequent to period end the Company's management decided not to proceed with the merger. The advance then became a receivable with a due date of June 22, 2000. The loan bears interest at 10% per annum.

         The loan has been provided for in full.

                          E-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)


-------------------------------------------------------------------------------
  4.     RELATED PARTY TRANSACTIONS
-------------------------------------------------------------------------------

                                                                                             DECEMBER  31,          JUNE 1,
                                                                                                1998                  1998
                                                                                                 $                     $
                                                                                             -------------        -----------
              Management fees paid to directors and a company controlled
              by a director                                                                       39,500             37,500

              Reimbursement to the directors for expenses incurred on
              behalf of the Company                                                               13,393             13,998

              Consulting fees paid to shareholders of the Company                                110,000              -


         The amounts due to related parties are non-interest bearing, unsecured, and have no specific terms of repayment (SEE NOTE 9)


-------------------------------------------------------------------------------
  5.   SHARE CAPITAL AND CONTRIBUTED SURPLUS
-------------------------------------------------------------------------------

       a)  Authorized - 40,000,000 common shares with a par value of $0.001

                                                 DECEMBER 31,                                         JUNE 1,
                              NUMBER OF            1998            CONTRIBUTED         NUMBER OF       1998         CONTRIBUTED
                              SHARES                $                SURPLUS            SHARES          $             SURPLUS
                           ---------------------------------     -------------      ------------   ------------     ------------
       b)  Issued -
           Balance,
            beginning
             of period       5,320,000           5,320               235,930           -                  -                  -

           Private
            placement           -                  -                   -             1,250,000           1,250               -
           Private
            placement           -                  -                   -             4,000,000           4,000             36,000
           Private
            placement           -                  -                   -                70,000              70            209,930
                             ---------       ---------         -------------       -----------        --------            -------
                             5,320,000           5,320               235,930         5,320,000           5,320            245,930
           Share issue
            Costs               -                  -                   -                -                 -               (10,000)
                             ---------      ----------          ------------  ----------------      ----------            -------

           Balance, end
            of period        5,320,000           5,320               235,930         5,320,000           5,320            235,930
                             =========           =====               =======         =========           =====            =======


                          E-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)


-------------------------------------------------------------------------------
  5.   SHARE CAPITAL AND CONTRIBUTED SURPLUS - CONT'D
-------------------------------------------------------------------------------

       c) Share capital and contributed surplus since inception

                                                                                                           Contributed
                                                                  Number                                     Surplus
           Date Issued                                         of shares                $                        $
           -----------                                         ---------              ----                ------------
           January 8, 1998                                     1,250,000               1,250                    -
           April 12, 1998                                      4,000,000               4,000                  36,000
           June 1, 1998                                           70,000                  70                 209,930
           Share issue costs                                                                                 (10,000)
                                                               ---------             -------                 -------

                                                               5,320,000               5,320                 235,930
                                                               =========             =======                 =======

           (SEE NOTE 9)

--------------------------------------------------------------------------------
6.     LOSS PER SHARE
--------------------------------------------------------------------------------

       Loss per share for the period from January 8, 1998 (date of incorporation) to December 31, 1998 is $0.07.

--------------------------------------------------------------------------------
7.     COMPARATIVE FIGURES
--------------------------------------------------------------------------------

       Comparative figures are for the period from January 8, 1998 (date of incorporation) to June 1, 1998. Certain of the comparative figures have been reclassified to conform to the current presentation.

                          E-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)


--------------------------------------------------------------------------------
8.     CUMULATIVE STATEMENTS
--------------------------------------------------------------------------------

       a)  CUMULATIVE STATEMENT OF OPERATIONS AND DEFICIT


                                                                                                           $
                                                                                                          ----
           EXPENSES
               Accounting, audit and bookkeeping                                                         6,041
               Bank charges                                                                                720
               Consulting fees                                                                         110,687
               Entertainment                                                                             2,986
               Legal                                                                                    23,005
               Office and printing                                                                       7,074
               Management fees                                                                          77,000
               Telephone                                                                                 4,026
               Travel and lodging                                                                       10,030
                                                                                                      --------
                                                                                                       241,569
                                                                                                      --------

           LOSS BEFORE OTHER ITEM                                                                      241,569

           OTHER ITEM
               Allowance for loan receivable                                                            50,000
                                                                                                      --------

           CUMULATIVE NET LOSS, being deficit accumulated during
               development stage                                                                       291,569
                                                                                                      --------
                                                                                                      --------

       b)  CUMULATIVE STATEMENT OF CASH FLOWS

           CASH PROVIDED BY (USED FOR)

           OPERATING ACTIVITIES
               Net loss                                                                               (291,569)
               Add item not affecting cash
                 Allowance for loan receivable                                                          50,000

                Net changes in non-cash operating accounts
                  Accounts payable                                                                       2,500
                                                                                                      --------
                                                                                                      (239,069)
                                                                                                      --------

           FINANCING ACTIVITIES
                Due to related parties                                                                 150,000
                Issuance of share capital                                                              251,250
                Share issue costs                                                                      (10,000)
                                                                                                      --------
                                                                                                       391,250
                                                                                                      --------

           INVESTING ACTIVITIES
                Incorporation costs                                                                     (2,000)
                Loan receivable                                                                        (50,000)
                                                                                                      --------
                                                                                                       (52,000)
                                                                                                      --------
           CASH, end of year                                                                           100,181
                                                                                                      --------
                                                                                                      --------


                          E-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)


--------------------------------------------------------------------------------
9.     SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

       Subsequent to year end:

       a) The Company entered into an agreement to acquire 100% of the issued and outstanding shares of e-Auction Global Trading Inc., a Barbados company (the legal subsidiary). The purchase price was 34,500,000 common shares of the Company. The acquisition will be accounted for as a reverse takeover where the financial statements will be issued under the name of the legal parent but will be a continuation of the financial statements of the legal subsidiary. As preparation for the acquisition the Company increased its authorized capital stock to 250,000,000 shares of common stock.

            In connection with the acquisition of the Barbados subsidiary the company granted 1,000,000 stock options with an exercise price of $0.01 per share to the former employees, officers and directors of this company.

       b) The Company entered into an agreement to acquire 100% of the issued and outstanding shares of Schelfhout Computer Systemen N.V.("Schelfhout"), a Belgian company. The purchase price is to be $10,000,000 and is to be paid as follows:


             Refundable deposit              $1,000,000       (paid)
             At closing                      $3,000,000       cash
             At closing                      $6,000,000       in common shares of the Company

             The $6,000,000 in shares are not free trading and are subject to a timed release formula. The number of shares to be issued will be based on weighted average of a 5 day range when the agreement is finalized. If the Company's shares are not freely trading on any given release date the equivalent cash is to be paid by the Company and the shares are to be returned to the Treasury. The number of shares to be issued will be determined by the fair market value of the shares on the date the agreement is finalized.

            The agreement is still subject to final approval by all parties which is expected early in 2000.

       c) In connection with the Schelfhout acquisition the Company received a loan of $1,000,000 from Millennium Advisors Inc., ("Millennium") a company related through a common director, acting as agent for undisclosed lenders. In addition Millennium received 197,219 common shares of the Company worth $1,000,000 as a financing fee. The number of shares issued based on the weighted average closing price in a 5 day range when the loan was granted.

            The Company also entered into a contract for services whereby Millenium would be paid 25% of any funds raised by the sale of equity or issuance of debt by the Company in excess of the amount reasonably required by the Company to complete the Schelfhout acquisition.

            The Company also entered into an agreement on March 1, 1999 to pay Millennium consulting fees of $20,000 per month for one year.

                          E-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
9.     SUBSEQUENT EVENTS - CONT'D
--------------------------------------------------------------------------------

       d) The Company, through its Canadian subsidiary, made two purchases of intellectual property. The first purchase was for exclusive rights to market the operation and management of an on-line auctioning system for $300 Cdn. paid in the form of 30,000 options for common shares with an exercise price of $0.01 U.S. per share. In connection with this acquisition the Company entered into a consulting agreement where a company associated with the vendor would be paid $5,000 Cdn. per month to be expensed as consulting fees and would also receive 65,000 options for common shares with an exercise price of $0.01 U.S. per share.

            The second purchase was for intellectual property rights relating to the operation and management of on-line auctions for $50,000 Cdn. in cash. In connection with this acquisition the Company entered into a management services agreement where $1,000 Cdn. per month would be paid to the vendor which will be expensed as consulting fees, who also received 80,000 options for common shares with an exercise price of $0.01 Cdn. per share.

            These options are included in the 1,000,000 stock options under
            Note 9(a).

       e) Approved a stock option plan where 6,000,000 common shares are reserved for issuance on the exercise of options. Options are exercisable for a period of 10 years from the date of the grant.

       f) Granted a director of the Company 250,000 stock options with an exercise price of $5 per share based on agreed price which exceeded market value on the date granted. Granted employees 3,050,000 stock options with an exercise price of $0.85 per share which equaled the market value on the day before the options were granted.

       g) The Company advanced a further $100,000 to Intrepidus, Inc. in connection with the Bridge loan agreement.

       h) The Company's lawyer received in trust an additional $2,200,000 on December 14, 1999 in the form of a convertible debenture, the terms of which still have to be finalized. Terms are expected to be finalized in January of 2000.

--------------------------------------------------------------------------------
10.    CONTINGENCY
--------------------------------------------------------------------------------

       A shareholder derivative action was brought against the Company on November 17, 1999 in the United States District Court against the Company, its subsidiaries, two of its directors and several other companies and individuals.

       The action alleges Sanga International, Inc.'s ("Sanga") reputation was damaged by the Defendants (i) engaging in conversion (ii) engaging in fraud (iii) interfering with Sanga's prospective business advantage (iv) breach of contract (v) violating California usury laws and (vi) breach of fiduciary duty.

                          E-AUCTION GLOBAL TRADING INC.

                      (FORMERLY KAZARI INTERNATIONAL, INC.)

                             (A NEVADA CORPORATION)

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE PERIOD FROM JUNE 2, 1998 TO DECEMBER 31, 1998

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
10.    CONTINGENCY - CONT'D
--------------------------------------------------------------------------------

       The plaintiff claims the defendants' actions have not only damaged Sanga but also the plaintiff and the remaining shareholders of Sanga by as much as $100 million dollars.

       The Action was stayed on November 29, 1999 as a result of Sanga filing for Chapter 11 bankruptcy protection in the United States Bankruptcy Court.

       Exposure to the Company is not determinable at this time.

                          E-AUCTION GLOBAL TRADING INC.

                             (A NEVADA CORPORATION)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                                 (IN U.S. FUNDS)

                        REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
E-AUCTION GLOBAL TRADING INC.

In our opinion, the consolidated balance sheet and the related consolidated statements of operations and deficit and cash flows present fairly, in all material respects, the financial position of e-Auction Global Trading Inc. at December 31, 1999, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management, our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

VANCOUVER, B.C.
FEBRUARY 1, 2000                                          CHARTERED ACCOUNTANTS

                          E-AUCTION GLOBAL TRADING INC.

                             (A NEVADA CORPORATION)

                 CONSOLIDATED BALANCE SHEET - DECEMBER 31, 1999

                                 (IN U.S. FUNDS)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      1999                  1998
                                                                                                       $                     $

-----------------------------------------------------------------------------------------------------------------------------------

                                                      ASSETS
CURRENT ASSETS
    Cash                                                                                           4,179,394                    1

INVESTMENT IN SCHELFHOUT (NOTE 4)                                                                  1,000,000              -

CAPITAL ASSETS (NOTE 5)                                                                               34,247              -

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   5,213,641                    1

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

                                                    LIABILITIES

CURRENT LIABILITIES
    Accounts payable                                                                                 749,050              -
    Deferred revenue (NOTE 6)                                                                        200,000              -
    Due to related party (NOTE 7)                                                                    860,793              -
    Loans payable (NOTE 8)                                                                         2,000,000              -
    Shareholder's loan (NOTE 9)                                                                    2,200,000              -
    Share subscriptions received                                                                   1,858,229              -
                                                                                                   ---------          -----------
                                                                                                   7,868,072              -
                                                                                                   ---------          -----------
                                               SHAREHOLDERS' EQUITY

SHARE CAPITAL AND CONTRIBUTED SURPLUS (NOTE 10)                                                            1                    1

DEFICIT, ACCUMULATED DURING DEVELOPMENT STAGE                                                     (2,654,432)             -
                                                                                                   ---------          -----------

                                                                                                  (2,654,431)                   1

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   5,213,641                    1

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

CONTINGENCIES (NOTE 17)

APPROVED BY THE DIRECTORS

________________________________   DIRECTOR

________________________________   DIRECTOR

                             SEE ACCOMPANYING NOTES

                          E-AUCTION GLOBAL TRADING INC.

                             (A NEVADA CORPORATION)

                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 (IN U.S. FUNDS)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       1999                 1998
                                                                                                        $                    $

------------------------------------------------------------------------------------------------------------------------------------
EXPENSES
    Advertising and promotion                                                                         19,221              -
    Bank charges                                                                                         277              -
    Consulting fees                                                                                  426,158              -
    Insurance                                                                                          3,698              -
    Investor relations                                                                               316,567              -
    Loan fee (NOTE 8)                                                                              1,000,000              -
    Office and miscellaneous                                                                          31,685              -
    Professional fees                                                                                241,748              -
    Rent                                                                                              59,874              -
    Salaries                                                                                         458,924              -
    Telephone                                                                                         59,136              -
    Travel                                                                                            37,144              -
                                                                                                   ---------           -----------
                                                                                                   2,654,432              -
                                                                                                   ---------           -----------

NET LOSS                                                                                           2,654,432              -

DEFICIT, beginning of year                                                                             -                  -

------------------------------------------------------------------------------------------------------------------------------------

DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE, end of year                                          2,654,432             -

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

BASIC AND DILUTED LOSS PER SHARE (NOTE 6)                                                               0.08                 0.00

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


                             SEE ACCOMPANYING NOTES

                          E-AUCTION GLOBAL TRADING INC.

                             (A NEVADA CORPORATION)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 (IN U.S. FUNDS)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     1999                1998
                                                                                                      $                   $

-----------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
     Net loss                                                                                      (2,654,432)            -

     Net changes in non-cash operating accounts
        Accounts payable                                                                              749,050             -
        Deferred revenue                                                                              200,000             -
                                                                                                   ----------         ----------
                                                                                                   (1,705,382)            -
                                                                                                   ----------         ----------

FINANCING ACTIVITIES
     Due to related parties                                                                           860,793             -
     Issuance of share capital                                                                           -                     1
     Share subscriptions received                                                                   1,858,229             -
     Loans received                                                                                 2,000,000             -
     Shareholder's loan received                                                                    2,200,000             -
                                                                                                   ----------         ----------
                                                                                                    6,919,022                  1
                                                                                                   ----------         ----------
INVESTING ACTIVITIES
     Deposit on Schelfhout acquisition                                                             (1,000,000)            -
     Acquisition of capital assets                                                                    (34,247)            -
                                                                                                   ----------         ----------
                                                                                                   (1,034,247)            -
                                                                                                   ----------         ----------

INCREASE (DECREASE) IN CASH                                                                         4,179,393             -

CASH, beginning of year                                                                                     1             -

-----------------------------------------------------------------------------------------------------------------------------------

CASH, end of year                                                                                   4,179,394                   1

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

CASH
     Held in trust by lawyers                                                                       3,877,933             -
     Cash                                                                                             301,461                   1

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                    4,179,394                   1

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------


                             SEE ACCOMPANYING NOTES

                          E-AUCTION GLOBAL TRADING INC.
                                        .

                             (A NEVADA CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
1.     INCORPORATION AND NATURE OF BUSINESS
--------------------------------------------------------------------------------

       The Company was incorporated on January 8, 1998 in Nevada, U.S.A.

       The Company is a development stage entity and was organized with the intent to be a holding company which will acquire and/or form joint ventures with corporate entities conducting various types of businesses throughout the world.

--------------------------------------------------------------------------------
2.     ORGANIZATION AND BASIS OF PRESENTATION
--------------------------------------------------------------------------------

       a)    Reverse takeover

             Pursuant to a Share Exchange Agreement dated February 26, 1999, e-Auction Global Trading Inc. (formerly Kazari International Inc.) ("Nevada"), a Nevada company, acquired 100% of the issued and outstanding shares of e-Auction Global Trading Inc., ("Barbados"), a Barbados company, for the issuance of 34,500,000 common shares. As a result of the transaction, control of the Company passed to Barbados. Accordingly, the share exchange has been accounted for as a reverse takeover of Nevada by Barbados.

             Application of reverse takeover accounting results in the following:

             i) The consolidated financial statements of the combined entity are issued under the name of the legal parent, e-Auction Global Trading Inc. (formerly Kazari International Inc.), but are considered a continuation of the financial statements of the legal subsidiary (Barbados).

             ii) As Barbados is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their carrying value.

             (SEE NOTE 11)

       b)    Principles of consolidation

             The accompanying financial statements consolidate the accounts of the Company and its wholly owned subsidiaries, e-Auction Belgium N.V., e-Auction Global Trading Inc. (Barbados) and their wholly owned subsidiary e-Auction Global Trading Inc. (Canada).

--------------------------------------------------------------------------------
3.     SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

       a)     Foreign currency translation

              The Company's functional currency and reporting currency are U.S. dollars. The Company follows SFAS 52 where all foreign currency transactions are translated using the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances denominated in a currency other than U.S. dollars are adjusted to reflect the year end exchange rate.

                          E-AUCTION GLOBAL TRADING INC.

                             (A NEVADA CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
3.     SIGNIFICANT ACCOUNTING POLICIES - CONT'D
--------------------------------------------------------------------------------

       b)     Loss per common share

              The weighted average number of shares used for calculating loss per share is 34,432,239.

       c)     Measurement uncertainty

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

       d)     Financial instruments

              The Company's financial instruments consist of cash, accounts payable, due to related parties, loans payable and a shareholder's loan, the fair market value of which approximates their carrying value.

       e)     Amortization

              Amortization of capital assets. Amortization is provided at the following annual rates:

                               Software              Straight-line over 5 years

       f)     Related party transactions

              Related party transactions are recorded at their exchange amounts which approximate fair market value.

       g)     Uncertainty due to the Year 2000 Issue

              The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

       h)     Income taxes

              The Company would record a deferred tax asset subject to an evaluation allowance where that asset is impaired or not expected to be realized. The Company has deferred tax assets of approximately $1,194,494. The Company's valuation allowance would be equal to the amount of the deferred tax assets. Therefore, there have been no amounts booked in the accounts of the Company.

                          E-AUCTION GLOBAL TRADING INC.

                             (A NEVADA CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
4.     INVESTMENT IN SCHELFHOUT
--------------------------------------------------------------------------------

                                                         1999            1998
                                                          $                $
                                                         ----            ----
                    Deposit                           1,000,000            -
                                                      ---------          ----
                                                      ---------          ----

         Pursuant to a share purchase agreement dated January 7, 2000, the Company paid a deposit on the purchase of 100% of the issued and outstanding share capital of Schelfhout Computer Systemen N.V. ("Schelfhout").

         The purchase price is $10,000,000 and is to be paid as follows:

                     Refundable deposit                          $ 1,000,000  paid
                     Cash on closing                               3,000,000  paid subsequent to year end
                     Common shares issued on closing (3,636,364)   6,000,000  issued subsequent to year end
                                                                  ----------

                                                                 $10,000,000
                                                                  ----------
                                                                  ----------

         The 3,636,364 common shares are not free trading and are subject to a timed release formula which allows for release of 454,545 shares worth $750,000 on each of the 6, 12, 18 and 24 month anniversary of the closing and 606,061 shares with a deemed value of $1,000,000 on each of the 36, 48 and 60 month anniversary of the closing. If the Company's shares are not freely trading on any given release date the equivalent cash is to be paid by the Company and the shares returned to the treasury.

         (SEE NOTE 15)

--------------------------------------------------------------------------------
5.     CAPITAL ASSETS
--------------------------------------------------------------------------------

                                                         1999            1998
                                                          $               $
                                                         ----            ----
                    Software                            34,247            -
                                                        ------           ----
                                                        ------           ----

       No amortization has been taken for the year as the software was put into use until after year end.

                          E-AUCTION GLOBAL TRADING INC.

                             (A NEVADA CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
6.   DEFERRED REVENUE
--------------------------------------------------------------------------------

                                                         1999            1998
                                                          $               $
                                                         ----            ----
                                                       200,000            -
                                                       -------           ----
                                                       -------           ----

       In September of 1999 the Company entered into a Software Licence and Non-Competition Agreement to grant an exclusive licence to use its technology to commercially exploit electronic auctions in the region of Australia and New Zealand.

       The Agreement called for a payment of $200,000 by December 31, 1999 and royalties of 20% of gross revenue less gross operating costs.

       The $200,000 is being recorded as deferred revenue until the Company ships the software at which time it will be taken into income.

--------------------------------------------------------------------------------
7.   DUE TO RELATED PARTIES
--------------------------------------------------------------------------------

                                                                1999          1998
                                                                 $             $
                                                                ----          ----
       Ventures North Investment Partners Inc. ("Ventures")   860,793          -
                                                              -------         ----
                                                              -------         ----

       The majority of the Company's operations during the year were funded by Ventures. Ventures is related through significant common shareholdings. The amounts advanced are non-interest bearing with no fixed terms of repayment. (SEE NOTE 12)

                          E-AUCTION GLOBAL TRADING INC.

                             (A NEVADA CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
8.   LOANS PAYABLE
--------------------------------------------------------------------------------

                                                         1999            1998
                                                          $               $
                                                         ----            ----
       Millennium Advisors Inc.
          Loan payable                                1,000,000           -
          Financing fee payable                       1,000,000           -
                                                      ---------          ----

                                                      2,000,000           -
                                                      ---------          ----
                                                      ---------          ----

       On August 12, 1999 the Company received a loan of $1,000,000 from Millennium Advisors Inc. ("Millennium"), a company related through a common director, acting as agent for undisclosed lenders. The loan was to be repaid within 30 days. In consideration for the loan Millennium received 197,219 common shares of the Company with a deemed value of $1,000,000 as a financing fee. The number of shares issued was based on the weighted average closing price in a 5 day range when the loan was granted. These shares were issued in January, 2000. (SEE NOTE 15)

       The Company also entered into a contract for services whereby Millennium would be paid 25% of any funds raised by the sale of equity or issuance of debt by the Company in excess of the amount reasonably required by the Company to complete the Schelfhout acquisition. To date no additional amounts have been paid. The Company also entered into an agreement on March 1, 1999 to pay Millennium consulting fees of $20,000 per month for one year.

       (SEE NOTE 12)

--------------------------------------------------------------------------------
9.     SHAREHOLDER'S LOAN
--------------------------------------------------------------------------------

                                                         1999            1998
                                                          $               $
                                                         ----            ----

       Halium Hongorzul                                2,200,000          -
                                                      ---------          ----
                                                      ---------          ----

       The loan was originally set up to be convertible to common shares. Prior to December 31, 1999 the loan was non-interest bearing. Subsequent to year end, in February, 2000 the loan was repaid with $21,698 in interest.

       A finders fee of $200,000 in connection with the loan was paid to the shareholder subsequent to year end.

       (SEE NOTE 15)

                          E-AUCTION GLOBAL TRADING INC.

                             (A NEVADA CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
10.    SHARE CAPITAL AND CONTRIBUTED SURPLUS
--------------------------------------------------------------------------------

       a)  Authorized - 250,000,000 common shares with a par value of $0.001

                                                                  NUMBER OF              1999         CONTRIBUTED         TOTAL
                                                                   SHARES                 $             SURPLUS             $
                                                                ------------            ------       -------------       ------
       b)  Issued -

           Balance, beginning of year                              5,320,000             5,320          (5,319)               1

           Share exchange agreement (NOTE 11)                     34,500,000            34,500         (34,500)            -
                                                                  ----------            ------         --------         -------

           Balance, end of year                                   39,820,000            39,820         (39,819)               1
                                                                  ----------            ------         --------         -------
                                                                  ----------            ------         --------         -------

           The number of shares outstanding at the beginning of the year are the shares of the legal parent, e-Auction Global Trading Inc. (Nevada) while the dollar amount is the share capital of e-Auction Global Trading Inc. (Barbados).

       c) Share capital and contributed surplus since inception

                                                                                                           CONTRIBUTED
                                                                  NUMBER                                     SURPLUS
           DATE ISSUED                                         OF SHARES                $                        $
           -----------                                         ---------              ----                ------------
           January 8, 1998                                     1,250,000               1,250                    -
           April 12, 1998                                      4,000,000               4,000                  36,000
           June 1, 1998                                           70,000                  70                 209,930
           Share issue costs                                        -                   -                    (10,000)
                                                             -----------             -------                --------

                                                               5,320,000               5,320                 235,930
           Adjustment to reflect reverse takeover                   -                   -                   (241,249)
                                                             -----------             -------                --------
                                                               5,320,000               5,320                  (5,319)
           February 26, 1999                                  34,500,000              34,500                 (34,500)
                                                             -----------             -------                --------

                                                              39,820,000              39,820                ( 39,819)
                                                             -----------             -------                --------
                                                             -----------             -------                --------

                          E-AUCTION GLOBAL TRADING INC.

                             (A NEVADA CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
10.    SHARE CAPITAL AND CONTRIBUTED SURPLUS - CONT'D
--------------------------------------------------------------------------------

       d)  Stock options

           On March 1, 1999 the Company adopted a stock option plan which reserved 6,000,000 shares. Vesting requirements are determined by a Committee when the options are granted. No option may be exercisable after 10 years. The exercise price of an option may not be less than the fair market value on the date of grant.

       DATE OF                                       EXERCISE     EXPIRY
       GRANT                          NUMBER         PRICE        DATE                      RESTRICTIONS
       -----                          ------         -----        ----                      ------------
       March 1, 1999               1,000,000         $0.01        December 1, 2003          None
       August 29, 1999               250,000         $5.00        August 29, 2009           Vest equally over 3 years
       December 1, 1999            3,000,000         $0.85        December 1, 2009          50% vest immediately
                                                                                            50% vested exercisable over 3 years
       December 1, 1999               50,000         $0.85        December 1, 2009          Vest equally over 3 years

       The weighted average exercise price of the options is $0.90/share.

       The weighted average grant date fair value of options granted during the year is $1.39/share.

       (SEE NOTE 15)

--------------------------------------------------------------------------------
11.    ACQUISITION
--------------------------------------------------------------------------------

       On February 26, 1999 the Company entered into a Share Exchange Agreement between itself, e-Auction Global Trading Inc. ("Barbados") and QFG Holdings Limited ("QFG"), a significant shareholder of Barbados.

       The Agreement required the Company to purchase 100% of the issued and outstanding shares of Barbados for 34,500,000 shares of the Company. Also contemplated in the agreement was the adoption of 1,000,000 options at $0.01/share outstanding in Barbados.

       At the time Barbados' only assets were two purchases of intellectual property negotiated by QFG and assigned to Barbados. The first purchase was for the exclusive rights to market the operation and management of an on-line auction system for $300 Cdn. paid in the form of 30,000 options at a price of $0.01 in the share capital of Barbados. In connection with this acquisition a consulting agreement was entered into where a company associated with the vendor would be paid $5,000 Cdn. per month to be expensed as consulting fees when paid. Additionally on December 1, 1998, the vendor received options to acquire 65,000 common shares at $0.01/share in Barbados.

       The second purchase was for intellectual property rights relating to the operation and management of on-line auction for $50,000 Cdn. in cash. In connection with this acquisition a management services agreement was entered into where $1,000 Cdn. per month would be paid to the vendor. These fees will be expensed as consulting fees when paid. Additionally on December 1, 1998 the vendor received options to acquire 80,000 common shares at $0.01/share in Barbados.

                          E-AUCTION GLOBAL TRADING INC.

                             (A NEVADA CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
11.    ACQUISITION - CONT'D
--------------------------------------------------------------------------------

       Subsequent to the acquisitions, Barbados transferred the intellectual property to its Canadian subsidiary e-Global Auction Trading Inc. The $50,000 cash purchase price was not paid prior to the share exchange agreement and is now being paid by the Canadian subsidiary.

       At the time of the Agreement, Barbados through QFG had entered into a three way letter agreement with Jameson Investment Corporation ("Jameson") to acquire 100% of the outstanding shares of Jameson International Foreign Corporation for a purchase price of $7,500,000.

       During the ongoing negotiations QFG agreed to pay Jameson a $2,000,000 Canadian deposit to extend the closing date to October 15,1999. Funds totalling $1,400,000 were borrowed by QFG from Millennium Advisors Inc. ("Millennium"), a company related through common directors. These funds were deposited into the Company's trust account and paid to Jameson. During the fall of 1999 the deal failed to close and the deposit provided by QFG was forfeited. QFG has accepted responsibility for repaying the funds they borrowed from Millennium. The Company paid $88,785 in professional fees in connection with this proposed acquisition.

       The options issued in connection with the two purchases of intellectual property are included in the 1,000,000 options adopted from Barbados. Since both companies had no net tangible assets, the value assigned to the 34,500,000 shares issued is nil.

--------------------------------------------------------------------------------
12.    RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

                                                                                                        1999              1998
                                                                                                          $                 $
                                                                                                        ----              ----
       Loan fee charged by a company with a common director                                          1,000,000             -

       Consulting fees paid to a company with a common director                                        180,000             -

       Consulting fees charged by an individual who subsequently
       became a director                                                                                13,501             -

       Expenses paid on behalf of the Company and allocations of
       expenses charged to the Company by companies with significant
       common shareholdings and common directors                                                       900,479             -


--------------------------------------------------------------------------------
13.    COMPARATIVE FIGURES
--------------------------------------------------------------------------------

       Comparative figures are for the period from April 30, 1998 (date of incorporation) of e-Auction Global Trading Inc. ("Barbados") to December 31, 1998. Certain of the comparative figures have been reclassified to conform to the current presentation.

                          E-AUCTION GLOBAL TRADING INC.

                             (A NEVADA CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
14.    CUMULATIVE STATEMENTS
--------------------------------------------------------------------------------

       a)  CUMULATIVE STATEMENT OF OPERATIONS AND DEFICIT

                                                                                                           $
                                                                                                        ------
           EXPENSES
               Advertising and promotion                                                                19,221
               Bank charges                                                                                277
               Consulting fees                                                                         426,158
               Insurance                                                                                 3,698
               Loan fee                                                                              1,000,000
               Office and miscellaneous                                                                 31,685
               Professional fees                                                                       241,748
               Rent                                                                                     59,874
               Salaries                                                                                458,924
               Telephone                                                                                59,136
               Travel                                                                                   37,144
                                                                                                   -----------
                                                                                                     2,654,432
                                                                                                   -----------

           CUMULATIVE NET LOSS, being deficit accumulated during
               development stage                                                                     2,654,432
                                                                                                   -----------
                                                                                                   -----------

       b)  CUMULATIVE STATEMENT OF CASH FLOWS

           CASH PROVIDED BY (USED FOR)
           OPERATING ACTIVITIES
               Net loss                                                                             (2,654,432)

               Net changes in non-cash operating accounts
                   Accounts payable                                                                    749,050
                   Deferred revenue                                                                    200,000
                                                                                                   -----------
                                                                                                    (1,705,382)
                                                                                                   -----------
           FINANCING ACTIVITIES
               Due to related parties                                                                  860,793
               Issuance of share capital                                                                     1
               Share subscriptions received                                                          1,858,229
               Loans received                                                                        2,000,000
               Shareholder's loan received                                                           2,200,000
                                                                                                   -----------
                                                                                                     6,919,023
                                                                                                   -----------

           INVESTING ACTIVITIES
               Deposit of Schelfhout acquisition                                                    (1,000,000)
               Acquisition of capital assets                                                           (34,247)
                                                                                                   -----------
                                                                                                    (1,034,247)
                                                                                                   -----------

           CASH, end of year                                                                         4,179,394
                                                                                                   -----------

                          E-AUCTION GLOBAL TRADING INC.

                             (A NEVADA CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
15.    SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

       a) On January 7, 2000 the Company completed its acquisition of Schelfhout Computer Systemen N.V. Proforma financial statements are provided under Note 16.

       b) On January 7, 2000 the Company completed a private placement of 16,885,447 shares at $0.50/share. 10,000,000 of the shares were issued to Ventures North Investment Partners Inc., a company related through significant common shareholdings and four companies related to them in exchange for their settling the Company's debts to Millennium Advisors Inc. of $1,000,000, Acquila Consultants Ltd. of 2,200,000 and Ventures North Investment Partners Inc. of $777,126.

       c) On January 7, 2000 the Company issued 197,219 shares to Millennium Advisors Inc. as a financing fee. (SEE NOTE 8)

       d) On February 17, 2000 the Company repaid its shareholder's loan in the amount of $2,200,000 with interest of $21,698 and a finders fee of $200,000 to the shareholder.

       e) On January 20, 2000 the Company granted 300,000 options with an exercise price of $2/share and on March 1, 2000 the Company granted 1,300,000 options with an exercise price of $4.38/share.

--------------------------------------------------------------------------------
16.    PROFORMA FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       On January 7, 2000 the Company completed the acquisition of 100% of the issued and outstanding shares of Schelfhout Computer Systems N.V. ("SCS"). The following condensed proforma balance sheet reflects the acquisition as if it took place on December 31, 1999.

                                                                                                  PROFORMA
                                                    E-AUCTION                  SCS               ADJUSTMENTS             PROFORMA
                                                    ---------                  ---               -----------             --------
                                                        $                       $                     $                     $
       ASSETS

       Current assets                               4,179,394               1,588,878            (3,000,000)            2,768,272

       Investment in SCS                            1,000,000                    -               (1,000,000)                 -

       Tangible assets                                 34,247                 709,546                  -                  743,793

       Goodwill                                          -                       -                9,195,956             9,195,956
                                                    ---------               ---------            ----------            ----------

                                                    5,213,641               2,298,424             5,195,956            12,708,021
                                                    ---------               ---------            ----------            ----------
                                                    ---------               ---------            ----------            ----------

                          E-AUCTION GLOBAL TRADING INC.

                             (A NEVADA CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
16.    PROFORMA FINANCIAL STATEMENTS - CONT'D
--------------------------------------------------------------------------------

                                                                                                 PROFORMA
                                                     E-AUCTION                 SCS              ADJUSTMENTS             PROFORMA
                                                         $                      $                    $                      $
                                                     ---------                 ---              -----------             --------
       LIABILITIES

       Current liabilities                             987,050               1,309,975               -                 2,297,025
       Loans and advances for
          related parties                            5,060,793                   -                   -                 5,060,793
       Share subscriptions received                  1,858,229                   -                   -                 1,858,229
                                                   -----------              ----------           -----------          ----------
                                                     7,906,072               1,309,775               -                 9,216,047
       Long-term debt                                    -                     184,405               -                   184,405
                                                   -----------              ----------           -----------          ----------
                                                     7,906,072               1,494,380               -                 9,400,452
                                                   -----------              ----------           -----------          ----------

       Share capital                                         1                 883,340           6,000,000             6,000,001
                                                                                                  (883,340)

       Deficit                                      (2,692,432)                (79,296)             79,296            (2,692,432)
                                                   -----------              ----------           -----------          ----------
                                                    (2,692,431)                804,044           5,195,956             3,307,569
                                                   -----------              ----------           -----------          ----------

                                                     5,213,641               2,298,424           5,195,956            12,708,021
                                                   -----------              ----------           -----------          ----------
                                                   -----------              ----------           -----------          ----------

                                                                                                                           $
                                                                                                                         -----
       Purchase price                                                                                                 10,000,000
                                                                                                     $
       Net tangible assets of SCS acquired                                                         -----

           Total Assets                                                                           2,298,424
           Less:  Liabilities                                                                     1,494,380              804,044
                                                                                                 ----------          -----------

       Excess of purchase price over net tangible assets, being goodwill                                               9,195,956
                                                                                                                     -----------
                                                                                                                     -----------

       The financial information for the respective companies is based on audited financial statements. The information from SCS was reported on by other auditors without reservation.

                          E-AUCTION GLOBAL TRADING INC.

                             (A NEVADA CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 (IN U.S. FUNDS)

--------------------------------------------------------------------------------
17.    CONTINGENCIES
--------------------------------------------------------------------------------

       a) A shareholder derivative action was brought against the Company on November 17, 1999 in the United States District Court against the Company, its subsidiaries, two of its directors and several other companies and individuals.

           The action alleges Sanga International, Inc.'s ("Sanga") reputation was damaged by the Defendants (i) engaging in conversion (ii) engaging in fraud (iii) interfering with Sanga's prospective business advantage (iv) breach of contract (v) violating California usury laws and (vi) breach of fiduciary duty.

           The plaintiff claims the defendants' actions have not only damaged Sanga but also the plaintiff and the remaining shareholders of Sanga by as much as $100 million dollars.

           The Action was stayed on November 29, 1999 as a result of Sanga filing for Chapter 11 bankruptcy protection in the United States Bankruptcy Court.

           Exposure to the Company is not determinable at this time.

       b) On February 7, 2000 a second action was brought against the Company, its subsidiaries, two of its former directors. QFG Holdings Limited, Ventures North International Inc. and several other individuals and companies in the United States District Court.

           The action alleges they breached their fiduciary duty to the plaintiff, a shareholder of Sanga International Inc. The plaintiff claims that the defendants' actions have damaged the plaintiff totalling several millions of dollars.

                                    PART III

ITEM 1. INDEX TO EXHIBITS


EXHIBIT #         EXHIBIT NAME                                         NOTES
---------         ------------                                         -----
Exhibit 2(i)      Articles of Incorporation
Exhibit 3(ii)     By-laws
Exhibit 4         Instruments defining the rights of security holders  Form of Common Share Certificate
Exhibit 6(i)      Material agreement                                   Share Exchange Agreement
Exhibit 6(ii)     Material agreement                                   Agreement with Millennium Advisors

Exhibit 6(iii)    Material agreement                                   Stock Option Plan
Exhibit 6(iv)     Material agreement                                   Schelfhout Share Purchase Agreement
Exhibit 15        Subsidiaries of the registrant
Exhibit 16        Letter of Past Auditor                               Consent  to  Registration  Statement
                                                                       Language


Exhibit 27        Financial Data Schedule


ITEM 2. DESCRIPTION OF EXHIBITS

The Exhibits required by this item are included as set forth in the Exhibit
Index.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the SECURITIES EXCHANGE ACT OF 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                          E-AUCTION GLOBAL TRADING INC.


March 6, 2000



               SIGNATURE                                            TITLE
               ---------                                            -----

             /s/ Dan Mckenzie                                   Chief Executive Officer, President & Director
            ----------------------
                 Dan McKenzie

             /s/ David Hackett                                  Chief Financial Officer
            ----------------------
                  David Hackett

            /s/ Philip Lapp                                     Director
          -------------------------
                 Philip Lapp

            /s/ Phil MacDonnell                                 Director
          -------------------------
                Phil MacDonnell

            /s/ Eric White                                      Director
          -----------------------
                 Eric White
